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                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-83334
PROSPECTUS

                                   $1,200,000,000

                                     [LOGO]

            3 7/8% CONVERTIBLE SENIOR DEBENTURES DUE 2011 AND SHARES
         OF CD COMMON STOCK ISSUABLE UPON CONVERSION OF THE DEBENTURES
                               ------------------

    We issued the debentures in a private placement in November 2001 at an issue price of $1,000 per debenture. Under this prospectus, the selling securityholders named in this prospectus or in prospectus supplements may offer and sell their debentures and the shares of CD common stock issuable upon conversion of their debentures.

    The debentures will mature on November 27, 2011. We will pay interest on the debentures on May 30 and November 30 of each year, beginning May 30, 2002. We will pay additional interest in the event of an upward interest adjustment as described below.

    We may redeem for cash some or all of the debentures at any time on or after November 27, 2004 at a price equal to 100% of the principal amount of the debentures to be redeemed plus accrued and unpaid interest to the redemption date.

    Holders may convert their debentures into 41.58 shares of our CD common stock for each $1,000 principal amount of debentures (equivalent to an initial conversion price of $24.05 per share based on the principal amount of the debentures) under any of the following circumstances: (i) during any conversion period (as defined in this prospectus) if the closing sale prices of our CD common stock for at least 20 trading days in the 30 consecutive trading days ending on the first day of such conversion period is more than 120%, declining ratably to 110% as provided in this prospectus, of the accreted conversion price per share of CD common stock on the first day of the conversion period; (ii) if the debentures have been called for redemption; and (iii) upon the occurrence of specified corporate transactions. The conversion rate may be adjusted as described in this prospectus. The "accreted conversion price" as of any day will equal 100% of the principal amount of the debenture plus accrued and unpaid interest (excluding any accrued and unpaid interest payable as cash interest), if any, divided by the number of shares of our CD common stock issuable upon conversion of such debenture on that day.

    The interest rate on the debentures will be 3 7/8% per year through November 27, 2004. If the average of the sale prices of our CD common stock is less than or equal to 45% of the accreted conversion price of the debentures for any 20 out of the last 30 trading days ending five business days prior to each May 30 and November 30 after November 27, 2004, then the interest rate on the debentures will be subject to an upward interest adjustment to the reset rate for the subsequent six-month period. The upward interest adjustment will result in the interest rate on the debentures being equivalent to the per year reset rate (as defined in this prospectus). If an upward interest adjustment is in effect for a particular six-month period, we will pay a portion of the interest adjustment as cash interest at a rate of 0.25% per year (0.125% per six-month period) of the principal amount, plus accrued and unpaid interest (excluding interest payable in cash), and the remaining additional interest will be accrued and payable at maturity. Following a tax event (as defined in this prospectus), we may elect to pay interest entirely in cash. After November 27, 2004, if the average of the sale prices of our CD common stock is not less than or equal to 45% of the accreted conversion price of the debentures for any 20 out of the last 30 trading days of the six-month period ending on the fifth business day preceding each May 30 and November 30, then the interest rate on the debentures for the subsequent six-month period will revert to 3 7/8% per year. For United States federal income tax purposes, holders will be required to treat the debentures as contingent payment debt instruments. You should read the discussion of certain United States federal income tax consequences relevant to the debentures beginning on page 40.

    Holders may require us to purchase all or a portion of their debentures on November 27, 2004 and November 27, 2008 at a price equal to 100% of the principal amount of the debentures to be purchased plus accrued and unpaid interest to such purchase date. We may choose to pay the purchase price in cash, shares of our CD common stock or a combination of cash and shares of our CD common stock.

    Holders may also require us to purchase debentures for cash upon a change in control. In the case of a purchase upon a change in control, the purchase price will be equal to 100% of the principal amount of the debentures plus accrued and unpaid interest.

    The debentures are senior unsecured obligations and rank equally in right of payment with all of our existing and future senior unsecured indebtedness.

    Our CD common stock is listed on the New York Stock Exchange under the symbol "CD." On March 14, 2002, the last reported sale price of our CD common stock was $18.69.

    INVESTING IN OUR DEBENTURES OR SHARES OF OUR CD COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 14 OF THIS PROSPECTUS.

    We will not receive any of the proceeds from the sale of the debentures or the shares of CD common stock by any of the selling securityholders. The debentures and the shares of CD common stock may be offered in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. The timing and amount of any sale are within the sole discretion of the selling securityholders. In addition, the shares of CD common stock may be offered from time to time through ordinary brokerage transactions on the New York Stock Exchange. See "Plan of Distribution." The selling securityholders may be deemed to be "underwriters" as defined in the Securities Act of 1933, as amended. Any profits realized by the selling securityholders may be deemed to be underwriting commissions. If the selling securityholders use any broker-dealers, any commission paid to broker-dealers and, if broker-dealers purchase any debentures or shares of CD common stock as principals, any profits received by such broker-dealers on the resale of the debentures or shares of CD common stock may be deemed to be underwriting discounts or commissions under the Securities Act.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this prospectus is March 15, 2002.
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    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY CENDANT. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF CENDANT SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SECURITIES OTHER THAN THOSE SPECIFICALLY OFFERED HEREBY OR OF ANY SECURITIES OFFERED HEREBY IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. THE INFORMATION CONTAINED IN THIS PROSPECTUS SPEAKS ONLY AS OF THE DATE OF THIS PROSPECTUS UNLESS THE INFORMATION SPECIFICALLY INDICATES THAT ANOTHER DATE APPLIES.

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                               TABLE OF CONTENTS

                                         PAGE
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
Cautionary Statement Concerning
  Forward-looking Statements.........       4

Incorporation of Certain Documents by
  Reference..........................       5

Prospectus Summary...................       7

The Offering.........................       9

Risk Factors.........................      14

Use of Proceeds......................      17

Dividend Policy......................      17

Ratio of Earnings to Fixed Charges...      17

                                         PAGE
                                       --------

Description of Debentures............      18

Description of CD Common Stock.......      37

Certain United States Federal Income
  Tax Consequences...................      40

Selling Securityholders..............      46

Plan of Distribution.................      52

Legal Matters........................      55

Experts..............................      55

Where You Can Find More Information..      55

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           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

    Forward-looking statements in this prospectus about Cendant are subject to known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements were based on various factors and were derived utilizing numerous important assumptions and other important factors that could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements include the information concerning our future financial performance, business strategy, projected plans and objectives.

    Statements preceded by, followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "project", "estimates", "plans", "may increase", "may fluctuate" and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. You should understand that the following important factors and assumptions could affect our future results and could cause actual results to differ materially from those expressed in such forward-looking statements:

    - the impacts of the September 11, 2001 terrorist attacks on New York City and Washington D.C. on the travel industry in general, and our travel businesses in particular, are not known at this time, but are expected to include negative impacts on financial results due to reduced demand for travel in the near term; other attacks, acts of war or measures taken by governments in response thereto may negatively affect the travel industry, our financial results and could also result in a disruption of our business;

    - the impact of the anthrax attacks through the United States mail system on the marketing programs of our FISI Madison/BCI subsidiaries and on Trilegiant are not known at this time, but may have negative impacts on the financial results of such businesses if consumers become reluctant to open and respond to such programs;

    - the effect of economic conditions and interest rate changes on the economy on a national, regional or international basis and the impact thereof on our businesses;

    - the effects of a decline in travel, due to political instability, adverse economic conditions or otherwise, on our travel related business;

    - the effects of changes in current interest rates, particularly on our real estate franchise and mortgage businesses;

    - the resolution or outcome of our unresolved pending litigation relating to the previously announced accounting irregularities and other related litigation;

    - our ability to develop and implement operational, technological and financial systems to manage growing operations and to achieve enhanced earnings or effect cost savings;

    - competition in our existing and potential future lines of business and the financial resources of, and products available to, competitors;

    - failure to reduce quickly our substantial technology costs in response to a reduction in revenue, particularly in our computer reservations and global distribution systems businesses;

    - our failure to provide fully integrated disaster recovery technology solutions in the event of a disaster;

    - our ability to integrate and operate successfully acquired and merged businesses and risks associated with such businesses, including the acquisitions of Avis Group Holdings, Inc., Fairfield Resorts, Inc., Galileo International Inc. and Cheap Tickets, Inc., the compatibility of the

                                       4
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      operating systems of the combining companies, and the degree to which our existing administrative and back-office functions and costs and those of the acquired companies are complementary or redundant;

    - our ability to obtain financing on acceptable terms to finance our growth strategy and to operate within the limitations imposed by financing arrangements and rating agencies;

    - competitive and pricing pressures in the vacation ownership and travel industries, including the car rental industry;

    - changes in the vehicle manufacturer repurchase arrangements in our Avis car rental business in the event that used vehicle values decrease; and

    - changes in laws and regulations, including changes in accounting standards and privacy policy regulation.

    Other factors and assumptions not identified above were also involved in the derivation of these forward-looking statements, and the failure of such other assumptions to be realized as well as other factors may also cause actual results to differ materially from those projected. Most of these factors are difficult to predict accurately and are generally beyond our control.

    You should consider the areas of risk described above in connection with any forward-looking statements that may be made by us and our businesses generally. Except for our ongoing obligations to disclose material information under the federal securities laws, we undertake no obligation to release publicly any revisions to forward-looking statements, to report events or to report the occurrence of unanticipated events unless required by law. You are advised, however, to consult any additional disclosures we make in our Quarterly Reports on Form 10-Q, Annual Report on Form 10-K and Current Reports on Form 8-K to the Securities and Exchange Commission (the "Commission"). See "Where You Can Find More Information." Also note that we provide a cautionary discussion of risks and uncertainties under "Risk factors" on page 14 of this prospectus. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Commission allows us to "incorporate by reference" the information we file with the Commission, which means that we can disclose important information to you by referring to another document filed separately with the Commission. The information that Cendant files after the date of this prospectus with the Commission will automatically update and supersede this information. Cendant incorporates by reference into this prospectus the documents listed below and any future filings made with the Commission under sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), until all of the securities offered by this prospectus are sold.

    - Annual Report on Form 10-K/A for the year ended December 31, 2000, filed on July 3, 2001;

    - Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, filed on November 14, 2001;

    - Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, filed on August 14, 2001;

    - Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2001, filed on July 3, 2001;

    - Current Reports on Form 8-K dated January 9, 2001, January 18, 2001, February 7, 2001 (filed on February 8, 2001), February 8, 2001,
      February 20, 2001, March 1, 2001 (filed on March 9, 2001), March 12, 2001,
      April 2, 2001 (filed on April 3, 2001), April 18, 2001 (filed on
      April 19, 2001), April 18, 2001 (filed on April 19, 2001), May 2, 2001,
      May 4, 2001, May 10, 2001 (filed on

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      May 11, 2001), May 24, 2001 (filed on May 25, 2001), June 13, 2001 (filed on June 15, 2001), June 15, 2001 (filed on June 18, 2001), July 2, 2001
      (filed on July 3, 2001), July 10, 2001, July 18, 2001 (filed on July 19,
      2001), July 19, 2001, July 23, 2001, July 30, 2001 (filed on July 31,
      2001), July 31, 2001 (filed on August 1, 2001), August 1, 2001 (filed on August 2, 2001), August 16, 2001, August 24, 2001 (filed on August 27,
      2001), August 30, 2001, October 1, 2001 (filed on October 2, 2001),
      October 15, 2001, October 17, 2001 (filed on October 18, 2001),
      October 23, 2001, December 6, 2001, January 31, 2002, February 6, 2002 (filed on February 7, 2002) and February 14, 2002;

    - Current Reports on Form 8-K/A dated January 19, 2001, March 21, 2001 and July 23, 2001 (filed on July 24, 2001); and

    - The description of Cendant's CD common stock contained in the Proxy Statement dated February 10, 2000, filed on February 11, 2000.

    All documents filed by Cendant with the Commission from the date of this prospectus to the end of the offering of the debentures and shares of CD common stock shall also be deemed to be incorporated herein by reference.

    Any statement contained in a document incorporated or considered to be incorporated by reference in this registration statement shall be considered to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this registration statement or in any subsequently filed document that is or is considered to be incorporated by reference modifies or supersedes such statement. Any statement that is modified or superseded shall not, except as so modified or superseded, constitute a part of this prospectus.

    You may request a copy of any of the documents which are incorporated by reference in this prospectus, other than exhibits which are not specifically incorporated by reference into such documents and our Certificate of Incorporation and By-laws, at no cost, by writing or telephoning Cendant at the following:

               Investor Relations
               Cendant Corporation
               9 West 57th Street
               New York, NY 10019
               Telephone: (212) 413-1800

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                               PROSPECTUS SUMMARY

    This prospectus constitutes part of a registration statement on Form S-3 that we filed with the Commission using a "shelf" registration process. Under this shelf process, any selling securityholder may sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities the selling securityholders may offer. All references to "we," "us," "our," or "Cendant" in this prospectus are to Cendant Corporation.

                                    CENDANT

    We are one of the foremost providers of travel and real estate services in the world. Our businesses provide a wide range of consumer and business services and are intended to complement one another and create cross-marketing opportunities both within and among our following five business segments:

    - Our Real Estate Services segment franchises the real estate brokerage businesses of the CENTURY 21-Registered Trademark-, Coldwell Banker-Registered Trademark-, Coldwell Banker
      Commercial-Registered Trademark- and ERA-Registered Trademark- brands; provides home buyers with mortgages through Cendant Mortgage Corporation and assists in employee relocations through Cendant Mobility Services Corporation.

    - Our Hospitality segment operates the Days Inn-Registered Trademark-, Ramada-Registered Trademark- (in the United States), Super 8 Motel-Registered Trademark-, Howard Johnson-Registered Trademark-, Wingate Inn-Registered Trademark-, Knights Inn-Registered Trademark-, Travelodge-Registered Trademark- (in North America), Villager Lodge-Registered Trademark-/Village
      Premier-Registered Trademark-/Hearthside by Villager and AmeriHost Inn-Registered Trademark- lodging franchise systems, facilitates the sale and exchange of vacation ownership intervals through Resort Condominiums International, LLC, Fairfield Resorts, Inc. and Equivest Finance, Inc. and markets vacation rental properties in Europe through Holiday Cottages and Cuendet.

    - Our Vehicle Services segment operates and franchises the Avis-Registered Trademark- car rental business; provides fleet management and fuel card services to corporate clients and government agencies through PHH Arval and Wright Express and operates parking facilities in the United Kingdom through our National Car Parks subsidiary.

    - Our Travel Distribution segment provides global distribution and computer reservation services to airlines, hotels, car rental companies and other travel suppliers and provides our travel agent customers the ability to electronically access airline schedule and fare information, book reservations, and issue tickets through Galileo International, provides travel services through our Cendant Travel and Cheap Tickets travel agency businesses, and provides reservations processing, connectivity and information management services through WizCom.

    - Our Financial Services segment provides enhancement packages to financial institutions through FISI*Madison LLC, provides insurance-based products to consumers through Benefit Consultants, Inc. and Long Term Preferred Care, Inc., provides loyalty solutions to businesses through Cims Ltd., operates and franchises tax preparation services through Jackson
      Hewitt Inc. and provides a variety of membership programs offering discounted products and services to consumers through our relationship with Trilegiant Corporation.

    Our principal executive offices are located at 9 West 57th Street, New York, New York 10019. Our telephone number is (212) 413-1800. Our web site is www.cendant.com. The information contained on our web site is not incorporated by reference in this prospectus.

                                      ***

    We seek organic growth augmented by the acquisition and integration of complementary businesses. As a result, we are currently engaged in a number of preliminary discussions concerning possible acquisitions and intend to continually explore and conduct discussions with regard to other acquisitions and other strategic corporate transactions. The purchase price for any possible transaction

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may be paid in cash, stock, other securities, borrowings, or a combination thereof. Prior to consummating any transaction, we will need to, among other things, initiate and satisfactorily complete our due diligence investigations; negotiate the financial and other terms (including price) and conditions of such transactions; obtain appropriate board of directors, regulatory and shareholder or other necessary consents and approvals; and, if necessary, secure financing. No assurance can be given with respect to the timing, likelihood or business effect of any possible transaction. In the past, we have been involved in both relatively small and significant acquisitions.

    In addition, we continually review and evaluate our portfolio of existing businesses to determine if they continue to meet our business objectives. As part of our ongoing evaluation of such businesses, we intend from time to time to explore and conduct discussions with regard to joint ventures, divestitures and related corporate transactions. However, we can give no assurance with respect to the magnitude, timing, likelihood or financial or business effect of any possible transaction. We also cannot predict whether any divestitures or other transactions will be consummated or, if consummated, will result in a financial or other benefit to us. We intend to use a portion of the proceeds from any such dispositions and cash from operations to retire indebtedness, make acquisitions and for other general corporate purposes.

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                                  THE OFFERING

DEBENTURES.....................  $1,200,000,000 aggregate principal amount of 3 7/8%
                                 convertible senior debentures due 2011.

MATURITY.......................  November 27, 2011.

RANKING........................  The debentures are senior unsecured obligations and rank equally in right of payment with all of our existing and
                                 future senior unsecured indebtedness. However, we are a
                                 holding company and the debentures are effectively
                                 subordinated to all existing and future obligations of our subsidiaries.

INTEREST.......................  3 7/8% per year on the principal amount payable semiannually on May 30 and November 30 of each year. We will pay
                                 additional interest in the event of an upward interest
                                 adjustment described below. See "Description of
                                 Debentures--Interest."

INTEREST ADJUSTMENT............  The interest rate on the debentures is 3 7/8% per year through November 27, 2004. If the average of the sale prices of our CD common stock is less than or equal to 45% of the accreted conversion price of the debentures for any 20 out of the last 30 trading days ending five business days prior to each May 30 and November 30, as applicable, commencing
                                 after November 27, 2004, then the interest rate on the
                                 debentures will be subject to an upward interest adjustment to the applicable reset rate (as defined below) for the
                                 subsequent six-month period. If an upward interest
                                 adjustment is in effect and the average of the sale prices of our CD common stock is not less than or equal to 45% of the accreted conversion price of the debentures for any 20 out of the last 30 trading days of any six-month period
                                 ending on the fifth business day preceding each May 30 and
                                 November 30, as applicable, then the interest rate on the
                                 debentures for the subsequent six-month period will revert to 3 7/8% per year. If an upward interest adjustment is in effect for a particular six-month period, we will pay a
                                 portion of the interest adjustment as cash interest at an
                                 annualized rate of 0.25% per year (0.125% per six-month
                                 period) of the principal amount, plus any accrued and unpaid non-cash interest, and the remaining interest will be
                                 accrued and payable at maturity. Following a tax event (as described below), we may elect to pay interest entirely in cash.

                                 The "applicable reset rate" for any six-month period in
                                 which there is an upward interest adjustment will be set as of each November 27 beginning on November 27, 2004 (each, a
                                 "purchase date") and will be equal to the rate (the
                                 "reference fixed rate") that would, in the sole and
                                 reasonable judgment of the reset rate agent (as defined in this prospectus) and one other nationally recognized
                                 investment bank, result in a trading price of par for a
                                 hypothetical issue of senior, non-convertible, fixed-rate, callable debt securities of Cendant with (i) a final
                                 maturity equal to the term from such purchase date until the earlier of the next purchase date or maturity, (ii) an
                                 aggregate principal amount equal to the then principal
                                 amount of the debentures plus accrued and unpaid non-cash
                                 interest and (iii) provisions that are, insofar as would be practicable for an issue of senior, nonconvertible,

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
                                 fixed-rate, callable debt securities, substantially
                                 identical to those of the debentures; provided that the
                                 reset rate from and after November 27, 2004 shall not
                                 exceed 10% per year. If the reset rate agent determines in its reasonable judgment that there is no suitable reference fixed rate, the applicable rate of accretion for that period will be the applicable rate of accretion then in effect,
                                 such rate of accretion to remain in effect until the reset rate agent determines that there is a suitable reference
                                 fixed rate at which time the reset rate agent shall
                                 determine a new applicable reset rate for the period ending on the next reset rate determination date. The applicable
                                 reset rate for a debenture that is subject to an upward
                                 interest adjustment shall be determined as to any period for which such adjustment is applicable until a new applicable reset rate is in effect or until the original interest rate is again in effect. See "Description of Debentures--Interest
                                 Adjustment."

TAX EVENT......................  We can elect to pay all the interest on the debentures in cash upon the occurrence of a tax event from and after the date a tax event occurs instead of allowing that interest on the debentures to accrete. If that happens, the principal
                                 amount on which we pay interest will be restated and will be equal to the principal amount of the debentures plus accrued and unpaid non-cash interest on the date of restatement. See
                                 "Description of Debentures--Tax Event."

CONVERSION RIGHTS..............  Holders may convert their debentures prior to stated
                                 maturity under any of the following circumstances:

                                 (i)  during any conversion period if the closing sale prices of our CD common stock for a period of at least 20 trading days in the period of 30 consecutive trading days ending on the first day of such conversion period is more than 120%, declining ratably to 110% as provided in this prospectus, of the accreted conversion price per share of CD common stock on the first day of the conversion period. A conversion
                                 period will be the period from and including the twelfth
                                 trading day in a fiscal quarter to but not including the
                                 twelfth trading day in the immediately following fiscal
                                 quarter; or

                                 (ii)  if the debentures have been called for redemption; or

                                 (iii) upon the occurrence of specified corporate transactions described under "Description of
                                 Debentures--Conversion Rights."

                                 For each debenture surrendered for conversion, a holder will receive 41.58 shares of our CD common stock. This represents an initial conversion price of $24.05 per share of CD common stock based on the principal amount of the debentures. As
                                 described in this prospectus, the conversion rate may be
                                 adjusted for certain reasons, but it will not be adjusted
                                 for accrued interest. Upon conversion, holders will not
                                 receive any cash payment representing accrued and unpaid
                                 interest. Instead, accrued and unpaid interest will be
                                 deemed paid by the CD common stock received by holders on
                                 conversion. Debentures called for redemption may be
                                 surrendered for conversion until the close of business two business days prior to the redemption date. See "Description of Debentures--Conversion Rights."

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
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OPTIONAL REDEMPTION............  On or after November 27, 2004, we may redeem for cash all or part of the debentures at any time, upon not less than 30
                                 nor more than 60 days notice by mail to holders of
                                 debentures, for a price equal to 100% of the principal
                                 amount of the debentures to be redeemed plus any accrued and unpaid interest to the redemption date. See "Description of
                                 Debentures--Optional Redemption."

PURCHASE OF DEBENTURES BY
  CENDANT AT THE OPTION OF THE
  HOLDER.......................  You have the right to require us to purchase all or a portion of the debentures on November 27, 2004 and
                                 November 27, 2008. In each case, the purchase price payable will be equal to 100% of the principal amount of the
                                 debentures to be purchased plus any accrued and unpaid
                                 interest to the purchase date. We may choose to pay the
                                 purchase price in cash or shares of our CD common stock, or a combination of cash and shares of our CD common stock,
                                 provided that we will pay accrued and unpaid cash interest in cash. See "Description of Debentures--Purchase of
                                 Debentures by Cendant at the Option of the Holder."

CHANGE IN CONTROL..............  If we undergo a change in control (as described in this prospectus), you will have the option to require us to
                                 purchase for cash all or any portion of your debentures not previously called for redemption. We will pay a purchase
                                 price equal to 100% of the principal amount of the
                                 debentures to be purchased plus any accrued and unpaid
                                 interest to the purchase date. See "Description of
                                 Debentures--Change in Control."

EVENTS OF DEFAULT..............  If there is an event of default on the debentures, an amount equal to 100% of the principal amount plus any accrued and unpaid interest may be declared immediately due and payable.
                                 These amounts automatically become due and payable in some circumstances.

                                 The following are events of default with respect to the
                                 debentures:

                                 - our failure for 30 days to pay when due any cash interest
                                 (including additional interest payable pursuant to an upward interest adjustment) on the debentures;

                                 - our failure to pay the principal amount, plus accrued and unpaid interest on the debentures, at maturity, upon
                                 redemption, purchase at the option of the holder or
                                 following a change in control, when the same becomes due and payable;

                                 - our default under any of our other instruments of
                                 indebtedness with an outstanding principal amount of
                                 $50,000,000 or more, individually or in the aggregate, which has caused the holders of such indebtedness to declare such indebtedness due and payable prior to its stated maturity;

                                 - our default in the payment of principal or premium under any of our other instruments of indebtedness, which default is in an aggregate principal amount exceeding $50,000,000
                                 and continues unremedied or unwaived for more than
                                 30 business days;

                                 - our failure to comply with any of our covenants or
                                 agreements in the debentures or the indenture for 60 days
                                 after written notice is given by the trustee or by the
                                 holders of at least 25% in principal amount of all
                                 outstanding debentures; and

                                 - some events involving bankruptcy, insolvency or reorganization of Cendant.

                                 See "Description of Debentures--Events of Default."

TAX............................  Pursuant to the indenture, for U.S. federal income tax purposes, each holder has agreed to treat the debentures as
                                 "contingent payment debt instruments" and be bound by our
                                 application of the Treasury regulations that govern
                                 contingent payment debt instruments, including our
                                 determination that the rate at which interest will be deemed to accrue for federal income tax purposes will be 9.29% per year, which is the rate comparable to the rate we would have to pay as of the initial issue date, on a fixed
                                 nonconvertible debt security with no contingent payments,
                                 both with terms and conditions otherwise comparable to those of the debentures. Based on this agreement, (i) each holder will be required to accrue interest on a constant yield to maturity basis at that rate, with the result that a holder will recognize taxable income significantly in excess of
                                 cash received while the debentures are outstanding, and (ii)
                                 a holder will recognize ordinary income upon a conversion of a debenture into our CD common stock equal to the excess, if any, between the value of the CD common stock received on
                                 the conversion and the sum of the original purchase price of the holder's debenture and accrued but unpaid interest.

                                 The proper application of the regulations that govern
                                 contingent payment debt instruments to a holder of a
                                 debenture is uncertain in a number of respects, and if our treatment were successfully challenged by the Internal
                                 Revenue Service, it might be determined that, among other
                                 differences, a holder should have accrued interest income at a lower rate, should not have recognized income or gain upon the conversion, and should not have recognized ordinary
                                 income upon a taxable disposition of its debenture.

                                 HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE
                                 FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF AN
                                 INVESTMENT IN THE DEBENTURES AND WHETHER AN INVESTMENT IN
                                 THE DEBENTURES IS ADVISABLE IN LIGHT OF THE AGREED UPON TAX
                                 TREATMENT AND THE HOLDER'S PARTICULAR TAX SITUATION. See
                                 "Certain United States Federal Income Tax Consequences."

USE OF PROCEEDS................  We will not receive any of the proceeds from the sale by any selling securityholder of the debentures or shares of CD
                                 common stock offered under this prospectus.

BOOK-ENTRY FORM................  The debentures were issued in book-entry form and are represented by permanent global certificates deposited with, or on behalf of, DTC and registered in the name of a nominee of DTC. Beneficial interests in any of the debentures are
                                 shown on, and transfers will be effected only through,
                                 records maintained by DTC or its nominee and any such
                                 interest may not be exchanged for certificated securities, except in limited circumstances.

TRADING........................  The debentures issued in the initial private placement are eligible for trading in The Portal Market. However,
                                 debentures sold using this prospectus will no longer be
                                 eligible for trading in The Portal Market. Our shares of CD common stock are traded on the New York Stock Exchange under the symbol "CD."

                                  RISK FACTORS

    An investment in the debentures or shares of our CD common stock involves significant risks. You should carefully consider all of the information in this prospectus. In particular, you should evaluate the specific risk factors set forth under "Risk Factors" beginning on page 14.

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS AND OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS BEFORE DECIDING TO PURCHASE ANY DEBENTURES OR SHARES OF CD COMMON STOCK.

WE HAVE HAD ACCOUNTING IRREGULARITIES AND RELATED LITIGATION AND GOVERNMENTAL
  INVESTIGATIONS.

    Cendant was created in December 1997, through the merger of HFS Incorporated into CUC International, Inc. with CUC surviving and changing its name to Cendant Corporation. On April 15, 1998, Cendant announced that in the course of transferring responsibility for Cendant's accounting functions from Cendant personnel associated with CUC prior to the merger to Cendant personnel associated with HFS before the merger and preparing for the report of first quarter 1998 financial results, Cendant discovered accounting irregularities in some of the CUC business units. As a result, Cendant, together with its counsel and assisted by auditors, immediately began an intensive investigation. As a result of the findings of the investigations, Cendant restated its previously reported financial results for 1997, 1996 and 1995 and the six months ended
June 30, 1998.

    Following the April 15, 1998 announcement of the discovery of accounting irregularities in the former business units of CUC, approximately 70 lawsuits claiming to be class actions, three lawsuits claiming to be brought derivatively on Cendant's behalf and several individual lawsuits and arbitration proceedings were commenced in various courts and other forums against Cendant and other defendants by or on behalf of persons claiming to be stockholders of Cendant and persons claiming to have purchased or otherwise acquired securities or options issued by CUC or Cendant between May 1995 and August 1998.

    The SEC and the United States Attorney for the District of New Jersey have conducted investigations relating to the matters referenced above. As a result of the findings from our internal investigations, we made all adjustments considered necessary by Cendant, which are reflected in our previously filed restated financial statements for the years ended December 31, 1997, 1996 and 1995 and for the six months ended June 30, 1998. On June 14, 2000, pursuant to an offer of settlement made by Cendant, the SEC issued an Order Instituting Public Administrative Proceedings Pursuant to Section 21C of the Securities Exchange Act of 1934, Making Findings and Imposing a Cease and Desist Order. In such Order, the SEC found that we had violated certain financial reporting provisions of the Exchange Act and ordered us to cease and desist from committing any future violations of such provisions. No financial penalties were imposed against us.

    On December 7, 1999, we announced that we had reached a preliminary agreement to settle the principal securities class action pending against Cendant in the U.S. District Court in Newark, New Jersey, brought on behalf of purchasers of all Cendant and CUC publicly traded securities, other than PRIDES, between May 1995 and August 1998. A portion of the PRIDES litigation had previously been settled through the issuance of rights. Under the settlement agreement, we would pay the class members approximately $2.85 billion in cash and 50% of any recovery we may obtain in connection with claims we have asserted against CUC's former public auditor. The definitive settlement document was approved by the U.S. District Court by order dated August 14, 2000. Certain parties in the class action appealed various aspects of the District Court's orders approving the settlement. In August 2001, the U.S. Court of Appeals for the Third Circuit affirmed the judgment of the District Court approving the settlement (but remanded the case back to the District Court for further proceedings concerning an award of fees to the class attorneys, a matter in which we have no interest). One party in the class action has petitioned the U.S. Supreme Court to hear her challenge to the plan of allocation of the settlement funds among the class members. That petition is pending. The settlement agreement required us to post collateral in the form of credit facilities and/or surety bonds by November 13, 2000, which we have done.

    The settlement does not encompass all litigations asserting claims against us associated with the accounting irregularities. We do not believe that it is feasible to predict or determine the final outcome or resolution of these unresolved proceedings. An adverse outcome from such unresolved proceedings could be material with respect to earnings in any given reporting period. However, we do not believe that the impact of such unresolved proceedings should result in a material liability to us in relation to our financial position or liquidity.

OUR HOLDING COMPANY STRUCTURE RESULTS IN STRUCTURAL SUBORDINATION AND MAY AFFECT OUR ABILITY TO MAKE PAYMENTS ON THE DEBENTURES.

    The debentures are obligations exclusively of Cendant. We are a holding company and, accordingly, substantially all of our operations are conducted through our subsidiaries. As a result, our cash flow and our ability to service our debt, including the debentures, depends upon the earnings of our subsidiaries. In addition, we depend on the distribution of earnings, loans or other payments by our subsidiaries to us.

    Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the debentures or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries' earnings and business considerations.

    Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the debentures to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

    At September 30, 2001, our subsidiaries had $10.3 billion of indebtedness (including debt under management and mortgage programs) and $375 million of mandatorily redeemable preferred securities outstanding, without giving effect to the use of proceeds from the offering of the debentures, in addition to other liabilities, to which the debentures would have been structurally subordinated.

AN ACTIVE TRADING MARKET FOR THE DEBENTURES MAY NOT DEVELOP.

    The debentures are a new issue of securities for which there currently is no active trading market. We cannot assure you that an active trading market for the debentures will develop or as to the liquidity or sustainability of any such market, the ability of the holders to sell their debentures or the price at which holders of the debentures will be able to sell their debentures. Future trading prices of the debentures will depend on many factors, including, among other things, trading prices of our CD common stock, prevailing interest rates, the market for similar securities, our performance and other factors. In addition, the debentures have a number of features, including conditions to conversion, which, if not satisfied, could result in a holder receiving less than the value of the CD common stock into which a debenture is otherwise convertible. These features could adversely affect the value and trading price for the debentures.

WE MAY NOT HAVE THE ABILITY TO RAISE THE FUNDS NECESSARY TO FINANCE THE CHANGE IN CONTROL PURCHASE OR ANY PURCHASE AT THE OPTION OF THE HOLDERS.

    On November 27, 2004 and November 27, 2008, and upon the occurrence of a change in control of Cendant, holders of the debentures may require us to purchase their debentures. However, it is possible that we would not have sufficient funds at that time to make the required purchase of debentures. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, may not constitute a change in control under the indenture. See "Description of Debentures--Purchase of Debentures by Cendant at the Option of the Holder" and "--Change in Control."

YOU SHOULD CONSIDER THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF OWNING
  THE DEBENTURES.

    While the proper tax treatment of a holder of the debentures is uncertain, we and each holder have agreed in the indenture to treat the debentures as "contingent payment debt instruments" and to be bound by our application of the Treasury regulations that govern contingent payment debt instruments. Pursuant to this agreement, a holder is required to accrue interest on a constant yield to maturity basis at the rate as of the initial issue date on a fixed rate nonconvertible debt security with no contingent payments but with terms and conditions otherwise comparable to those of the debentures (9.29%). A holder will recognize taxable income significantly in excess of cash received while the debentures are outstanding. In addition, under the indenture, a holder will recognize ordinary income, if any, upon a sale, exchange, conversion or redemption of the debentures at a gain. See "Certain United States Federal Income Tax Consequences."

                                USE OF PROCEEDS

    We will not receive any of the proceeds from the sale by any selling securityholder of the debentures or the shares of CD common stock.

                                DIVIDEND POLICY

    We have never paid a cash dividend on our capital stock. We do not anticipate paying cash dividends on our capital stock in the foreseeable future and intend to retain all earnings to finance the operations and expansion of our business and to reduce debt. The payment of cash dividends in the future will depend on our earnings, financial condition and capital needs and on other factors deemed relevant by our board of directors at that time. For further information regarding our payment of dividends, see "Summary Comparison of Terms of Existing Common Stock with Terms of CD Common Stock and Move.com Common Stock" in our Proxy Statement, dated February 10, 2000, which is incorporated herein by reference.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The following table sets forth the ratio of earnings to fixed charges of Cendant and its consolidated subsidiaries for each of the periods indicated:

  NINE MONTHS ENDED                FISCAL YEAR ENDED DECEMBER 31
    SEPTEMBER 30,       ----------------------------------------------------
        2001              2000       1999       1998       1997       1996
---------------------   --------   --------   --------   --------   --------
        2.71x            2.67x       *         1.33x      1.50x      2.64x

------------------------

*   Earnings were inadequate to cover fixed charges for the year ended
    December 31, 1999 (deficiency of $688 million) as a result of unusual charges of $3,032 million, partially offset by $1,109 million related to net gains on dispositions of businesses. Excluding such charges and net gain, the ratio of earnings to fixed charges was 2.98x.

    The ratio of earnings to fixed charges is computed by dividing (i) income
(loss) before income taxes, minority interest and equity in Homestore.com, plus fixed charges, less equity income (loss) in unconsolidated affiliates and minority interest by (ii) fixed charges. Fixed charges consist of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor (deemed to be one-third of operating lease rentals).

                           DESCRIPTION OF DEBENTURES

    We issued the debentures under an indenture dated as of November 27, 2001, between us and The Bank of Nova Scotia Trust Company of New York, as trustee. The terms of the debentures include those provided in the indenture and those provided in the registration rights agreement dated as of November 27, 2001, between us and J.P. Morgan Securities Inc.

    The following description is only a summary of the material provisions of the debentures, the indenture and the registration rights agreement. We urge you to read these documents in their entirety because they, and not this description, define your rights as holders of these debentures. You may request copies of these documents at our address set forth below under "Where You Can Find More Information."

    In this section, references to "Cendant," "we," "our" or "us" refer solely to Cendant Corporation and not its subsidiaries.

GENERAL

    The debentures are senior unsecured obligations of ours and are limited to an aggregate principal amount of $1,200,000,000. The debentures will mature on November 27, 2011. The debentures rank equally with all of our existing and future senior unsecured indebtedness.

    The debentures were initially offered at a price to investors of $1,000 per debenture. The debentures accrue interest at a rate of 3 7/8% per year from the most recent interest payment date to which interest has been paid or duly provided, payable semiannually on May 30 and November 30 of each year, beginning May 30, 2002. In addition, we will pay an upward interest adjustment (as defined below) if it becomes payable. The maturity value of each debenture may exceed $1,000 in the event an upward interest adjustment becomes payable on the debentures. The debentures will be issued only in denominations of $1,000 principal amount and multiples of $1,000 principal amount.

    Interest, including additional amounts in the event of an upward interest adjustment, will be paid to the person in whose name a debenture is registered at the close of business on May 15 or November 15, as the case may be, immediately preceding the relevant interest payment date. Interest on the debentures will be computed on the basis of a 360-day year composed of twelve 30-day months.

    You have the option to convert your debentures into shares of our CD common stock at a conversion rate of 41.58 shares of CD common stock per debenture. This is equivalent to an initial conversion price of $24.05 per share of CD common stock. The conversion rate is subject to adjustment if certain events occur. Upon conversion, you will receive only shares of our CD common stock. You will not receive any cash payment for interest accrued to the conversion date.

    If any interest payment date, maturity date, redemption date or purchase date of a debenture falls on a day that is not a business day, the required payment of principal and interest will be made on the next succeeding business day as if made on the date that the payment was due and no interest will accrue on that payment for the period from and after the interest payment date, maturity date, redemption date or purchase date, as the case may be, to the date of that payment on the next succeeding business day. The term "business day" means, with respect to any debenture, any day other than a Saturday, a Sunday or a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.

    Each holder has agreed in the indenture, for United States federal income tax purposes, to treat the debentures as "contingent payment debt instruments" and to be bound by our application of the Treasury regulations that govern contingent payment debt instruments, including our determination that the rate at which interest will be deemed to accrue for United States federal income tax purposes will be 9.29%, which is the rate as of the initial issue date on a fixed rate nonconvertible debt security with no contingent payments but with terms and conditions otherwise comparable to those of the debentures. Accordingly, each holder is required to accrue interest on a constant yield to maturity basis at that rate, with the result that a holder will recognize taxable income significantly in excess of cash received while the debentures are outstanding. In addition, a holder will recognize ordinary income upon a conversion of a debenture into shares of our CD common stock equal to the excess, if any, of the value of the shares of CD common stock received on the conversion and the sum of the original purchase price of the holder's debenture and accrued but unpaid interest. However, the proper application of the regulations that govern contingent payment debt instruments to a holder of a debenture is uncertain in a number of respects, and if our treatment were successfully challenged by the Internal Revenue Service, it might be determined that, among other differences, a holder should have accrued interest income at a lower rate, should not have recognized income or gain upon the conversion, and should not have recognized ordinary income upon a taxable disposition of its debenture.

    EACH INVESTOR SHOULD CONSULT ITS TAX ADVISOR REGARDING THE TAX TREATMENT OF AN INVESTMENT IN THE DEBENTURES AND WHETHER AN INVESTMENT IN THE DEBENTURES IS ADVISABLE IN LIGHT OF THE AGREED UPON TAX TREATMENT AND THE INVESTOR'S PARTICULAR TAX SITUATION.

INTEREST ADJUSTMENT

    The interest rate on the debentures is 3 7/8% per year through November 27, 2004. If the average of the sale prices of our CD common stock is less than or equal to 45% of the accreted conversion price of the debentures for any 20 out of the last 30 trading days ending five business days prior to each May 30 and November 30, as applicable, commencing after November 27, 2004, then the interest rate on the debentures will be subject to an upward interest adjustment to the applicable reset rate for the subsequent six-month period. If an upward interest adjustment is then in effect and the average of the sale prices of our CD common stock is not less than or equal to 45% of the accreted conversion price of the debentures for any 20 out of the last 30 trading days of any six-month period ending on the fifth business day preceding each May 30 and November 30, then the interest rate on the debentures for the subsequent six-month period will revert to 3 7/8% per year. If an upward interest adjustment is in effect for a particular six-month period, we will pay a portion of the interest adjustment as cash interest at a rate of 0.25% per annum (0.125% per six-month period) of the principal amount, plus any accrued and unpaid non-cash interest, and the remaining interest will be accrued and payable at maturity. Following a tax event, we may elect to pay interest entirely in cash.

    In the event of an upward interest adjustment, the maturity value of the debentures will exceed their initial maturity value of $1,000.

    The "sale price" of our CD common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported on the New York Stock Exchange or, if our CD common stock is not listed on the New York Stock Exchange, then as reported by the Nasdaq system.

    In the event of any upward interest adjustment, we will disseminate a press release through Dow Jones & Company, Inc. or Bloomberg Business News containing this information or publish the information on our Web site or through such other public medium as we may use at that time.

    The "applicable reset rate" for any six-month period in which there is an upward interest adjustment will be set as of the purchase date on which such adjustment is required or, if the adjustment is required as of a date that is not a purchase date, the immediately preceding purchase date, as determined by the reset rate agent (as defined below). The applicable reset rate will be equal to the rate (the "reference fixed rate") that would, in the sole and reasonable judgment of the reset rate agent, result in a trading price of par for a hypothetical issue of senior, nonconvertible, fixed-rate, callable debt securities of Cendant with:

     (i) a final maturity equal to the term from the most recent purchase date until the earlier of the next purchase date or maturity;

     (ii) an aggregate principal amount equal to the then principal amount of the debentures plus accrued and unpaid interest (other than interest payable in cash); and

    (iii) provisions that are, insofar as would be practicable for an issue of senior, nonconvertible, fixed-rate, callable debt securities, substantially identical to those of the debentures.

    In no case, however, will the applicable reset rate for the period from and after November 27, 2004 be greater than 10% per year without the prior written consent of Cendant. Also, if the reset rate agent determines in its reasonable judgment that there is no suitable reference fixed rate, the applicable rate for that period will be the applicable rate then in effect such rate to remain in effect until the reset rate agent determines that there is a suitable reference fixed rate at which time the reset rate agent shall determine a new applicable reset rate for the period ending on the next reset rate determination date. The applicable reset rate for a debenture that is subject to an upward interest adjustment shall be determined as to any period for which such adjustment is applicable until a new applicable reset rate is in effect or until the original interest rate is again in effect.

RESET RATE AGENT; DETERMINATIONS CONCLUSIVE

    J.P. Morgan Securities Inc. will act as the reset rate agent. For the determination of the applicable reset rate, the reset rate agent shall seek indicative reference rates from one other nationally recognized investment bank. The determination of any applicable reset rate shall be made by the reset rate agent by averaging the indicative reference rates of J.P. Morgan Securities Inc. and obtained from such other investment bank. The determination of any applicable reset rate by the reset rate agent will be conclusive and binding upon the reset rate agent, Cendant, the trustee and the holders of the debentures, in the absence of manifest error.

    The reset rate agent may be removed at any time with or without cause by Cendant giving at least sixty (60) days' written notice to the reset rate agent. The reset rate agent may resign at any time upon giving at least thirty
(30) days' written notice to Cendant. A successor reset rate agent will be appointed by Cendant.

INTEREST

    We will pay interest on the debentures at a rate of 3 7/8% per year. In addition, we will pay additional interest in the event of an upward interest adjustment. Interest will be based on a 360-day year comprised of twelve 30-day months, and will be payable semiannually on May 30 and November 30. Cash interest as a result of an upward interest adjustment will be paid at the rate of 0.25% per year (0.125% per six-month period). The record date for the payment of interest to holders will be May 15 and November 15 of each year. Following a tax event, we may elect to pay interest entirely in cash. We will give notice to the holders of the debentures, no later than 30 days prior to each record date, of the amount of cash interest to be paid as of the next interest payment date. We will pay interest on the debentures by wire transfer or by check mailed to the address of the registered holders of the debentures as of the record date relating to each interest payment date.

    You should be aware that interest that accrues for the period you hold the debentures must be included in your gross income for United States federal income tax purposes in accordance with the Treasury regulations that govern debt instruments providing for contingent payments. For more information, see the discussion below in the section captioned "Certain United States Federal Income Tax Consequences."

TAX EVENT

    We can elect to pay the entire interest adjustment on the debentures in cash from and after the date a tax event (as defined below) occurs instead of allowing that interest to accrete. If that happens, the principal amount on which we pay interest will be restated and will be equal to the principal amount of the debentures as of the day of restatement plus accrued and unpaid non-cash interest. This restated principal amount will be the amount due at maturity. If we elect this option, interest will be based on a 360-day year comprised of twelve 30-day months. Cash interest at the higher rate will accrue from our option exercise date and will be payable semiannually on May 30 and November 30 (each, an "Interest Payment Date").

    The term "tax event" means the receipt by us of an opinion of a nationally recognized independent tax counsel experienced in such matters to the effect that, as a result of:

    - any amendment to or change (including any announced prospective change (which will not include a proposed change)) in the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority of the United States or any political subdivision, provided that a tax event will not occur more than 90 days before the effective date of any prospective change in such laws or regulations; or

    - any judicial decision or official administrative pronouncement, ruling, regulatory procedure, notice or announcement, including any notice or announcement of intent to adopt such procedures or regulations (an "administrative action"); or

    - any amendment to or change in the administrative position or interpretation of any administrative action or judicial decision that differs from the theretofore generally accepted position, in each case, by any legislative body, court, governmental agency or regulatory body, irrespective of the manner in which such amendment or change is made known, which amendment or change is effective or such administrative action or decision is announced, in each case, on or after the date of this prospectus; there is more than an insubstantial risk that interest on the debentures, including interest pursuant to an upward interest adjustment, either:

    - would not be deductible on a current accrual basis; or

    - would not be deductible under any other method, in whole or in part, by us for United States federal income tax purposes.

OPTIONAL REDEMPTION

    No sinking fund is provided for the debentures. Prior to November 27, 2004, the debentures are not redeemable. On or after November 27, 2004, at our option, we may redeem the debentures for cash at any time in whole, or from time to time in part, for a cash price equal to 100% of the principal amount of the debentures to be redeemed, plus any accrued and unpaid interest. We will give not less than 30 days' or more than 60 days' notice of redemption by mail to debenture holders.

    If we decide to redeem fewer than all of the outstanding debentures, the trustee will select the debentures to be redeemed by lot, or on a pro rata basis or by another method the trustee considers fair and appropriate.

    If the trustee selects a portion of your debenture for partial redemption and you convert a portion of the same debenture, the converted portion will be deemed to be from the portion selected for redemption.

    In the event of any redemption in part, we will not be required to:

    - issue, register the transfer of or exchange any debenture during a period beginning at the opening of business 15 days before any selection of debentures for redemption and ending at the close of business on the earliest date on which the relevant notice of redemption is deemed to have been given to all holders of debentures to be so redeemed; and

    - register the transfer of or exchange any debenture so selected for redemption, in whole or in part, except the unredeemed portion of any debenture being redeemed in part.

CONVERSION RIGHTS

    Subject to the conditions described below, holders may convert each of their debentures into shares of our CD common stock at a conversion ratio of 41.58 shares of our CD common stock per $1,000 principal amount of debentures (equivalent to an initial conversion price of $24.05 per share of CD common stock based on the principal amount of the debentures). The conversion rate and the equivalent conversion price in effect at any given time are referred to in this prospectus as the applicable conversion rate and the applicable conversion price, respectively, and will be subject to adjustment as described below. A holder may convert fewer than all of such holder's debentures so long as the debentures converted are an integral multiple of $1,000 principal amount.

    Holders may surrender their debentures for conversion into shares of our CD common stock prior to stated maturity if any of the following conditions is satisfied:

    - during any conversion period (as defined below) if the closing sale prices of our CD common stock for at least 20 trading days in the 30 trading day period ending on the first day of such conversion period is more than 120%, declining ratably to 110% as provided below, of the accreted conversion price per share of the CD common stock on the first day of the conversion period;

    - if we have called the debentures for redemption; or

    - upon the occurrence of specified corporate transactions.

CONVERSION UPON SATISFACTION OF MARKET PRICE CONDITION

    A holder may surrender any of its debentures for conversion into shares of our CD common stock during any conversion period if the closing sale prices of our CD common stock on the principal national securities exchange on which the CD common stock is listed, for a period of at least 20 trading days in the period of 30 consecutive trading days ending on the first day of such conversion period is more than a specified percentage of the accreted conversion price per share of CD common stock on the first day of the conversion period. The "accreted conversion price" per share of our CD common stock as of any day will equal 100% of the principal amount of the debentures, plus accrued and unpaid non-cash interest, divided by the number of shares of CD common stock issuable upon conversion of such debenture on that day. A conversion period will be the period from and including the twelfth trading day in a fiscal quarter to but not including the twelfth trading day in the immediately following fiscal quarter.

    From the date of initial issuance of the debentures through November 27, 2002, the specified percentage is 120% of the accreted conversion price. Such percentage will decline ratably to 110% as set forth below:

PERIOD                                                        PERCENTAGE
------                                                        ----------
11/28/02-11/27/03                                               118.88%
11/28/03-11/27/04                                               117.76%
11/28/04-11/27/05                                               116.64%
11/28/05-11/27/06                                               115.52%
11/28/06-11/27/07                                               114.40%
11/28/07-11/27/08                                               113.28%
11/28/08-11/27/09                                               112.16%
11/28/09-11/27/10                                               111.04%
11/28/10-11/27/11                                               110.00%

CONVERSION UPON REDEMPTION

    A holder may surrender for conversion any of the debentures called for redemption at any time prior to the close of business two business days prior to the redemption date, even if it is not otherwise convertible at such time. If a holder has already delivered a purchase notice or a change in control purchase notice with respect to a debenture, however, the holder may not surrender that debenture for conversion until the holder has withdrawn the notice in accordance with the indenture.

CONVERSION UPON SPECIFIED CORPORATE TRANSACTIONS

    Even if the market price condition described above has not occurred, if we elect to:

    - distribute to all holders of our CD common stock certain rights entitling them to purchase, for a period expiring within 60 days, shares of our CD common stock at less than the sale price at the time, or

    - distribute to all holders of our CD common stock our assets, debt securities or certain rights to purchase our securities, which distribution has a per share value exceeding 10% of the sale price of our CD common stock on the day preceding the declaration date for such distribution, we must notify the holders of the debentures at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their debentures for conversion at any time until the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place. No adjustment to the ability of a holder to convert will be made if the holder will otherwise participate in the distribution without conversion.

    In addition, if we are party to a consolidation, merger or binding share exchange pursuant to which our CD common stock would be converted into cash, securities or other property, a holder may surrender debentures for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual date of such transaction. If we are a party to a consolidation, merger or binding share exchange pursuant to which our CD common stock is converted into cash, securities or other property, then at the effective time of the transaction, the right to convert a debenture into CD common stock will be changed into a right to convert it into the kind and amount of cash, securities or other property which the holder would have received if the holder had converted its debentures immediately prior to the transaction. If the transaction also constitutes a "Change in Control," as defined below, a holder can require us to purchase all or a portion of its debentures as described below under "--Change in Control."

    We will determine at the end of each quarter if the debentures are convertible and notify the trustee and the conversion agent, which is The Bank of Nova Scotia Trust Company of New York.

    The initial conversion rate is 41.58 shares of CD common stock for each debenture. This is equivalent to an initial conversion price of $24.05 per share of CD common stock based on the principal amount of the debentures. You will not receive any cash payment representing accrued and unpaid interest upon conversion of a debenture. However, if debentures are converted after the record date for payment of interest, holders of such debentures at the close of business on the record date will receive the interest payable on such debentures on the corresponding interest payment date notwithstanding the conversion. In such case, the debentures upon surrender must be accompanied by funds equal to the amount of interest payable on the principal amount of the debentures so converted, unless such debentures have been called for redemption, in which case no such payment shall be required. Upon conversion we will deliver to you a fixed number of shares of our CD common stock and any cash payment to account for fractional shares. The cash payment for fractional shares will be based on the sale price of our CD common stock on the trading day immediately prior to the conversion date. Delivery of shares of CD common stock will be deemed to satisfy our obligation to pay the principal amount of the debentures, including accrued interest. Accrued and unpaid interest will be deemed paid in full rather than canceled, extinguished or forfeited. We will not adjust the conversion rate to account for the accrued interest.

    If you wish to exercise your conversion right, you must deliver an irrevocable conversion notice, together, if the debentures are in certificated form, with the certificated security, to the conversion agent who will, on your behalf, convert the debentures into shares of our CD common stock. You may obtain copies of the required form of the conversion notice from the conversion agent.

    Based on our treatment of the debentures for United States federal income tax purposes, as discussed above, a holder would be required to recognize ordinary income upon a conversion of a debenture into shares of our CD common stock equal to the excess, if any, between the value of the shares of our CD common stock received on the conversion and the sum of the original purchase price of the holder's debenture and accrued but unpaid interest. For a more detailed discussion, see "Certain United States Federal Income Tax Consequences."

    The conversion rate will be subject to adjustment upon the following events:

    - the payment of dividends and other distributions payable exclusively in shares of our CD common stock on our CD common stock;

    - the issuance to all holders of our CD common stock of rights or warrants that allow the holders to purchase shares of our CD common stock at less than the then current market price; provided that no adjustment will be made if holders of the debentures may participate in the transaction on a basis and with notice that our board of directors determines to be fair and appropriate or in some other cases;

    - subdivisions or combinations of our CD common stock;

    - the payment of dividends and other distributions to all holders of our CD common stock consisting of our debt, securities or assets or certain rights to purchase our securities, except for those rights or warrants referred to in the second bullet clause above and dividend and other distributions paid exclusively in cash, and excluding cash dividends or other cash distributions from current or retained earnings unless the annualized amount thereof per share exceeds 10% of the closing price of the shares of CD common stock on the day preceding the date of the declaration of such dividend or distribution, provided that no adjustment will be made if all holders of the debenture may participate in the transactions;

    - the payment to holders of our CD common stock in respect of a tender or exchange offer, other than an odd-lot offer, by us or any of our subsidiaries for our CD common stock to the extent that the offer involves aggregate consideration that, together with (1) any cash and the fair market value of any other consideration payable in respect of any tender offer by us or any of our subsidiaries for shares of our CD common stock consummated within the preceding 12 months not triggering a conversion price adjustment and (2) all-cash distributions to all or substantially all stockholders made within the preceding 12 months not triggering a conversion price adjustment, exceeds an amount equal to 10% of the market capitalization of our CD common stock on the expiration date of the tender offer; and

    - the distribution to all or substantially all stockholders of all-cash distributions in an aggregate amount that, together with (1) any cash and the fair market value of any other consideration payable in respect of any tender offer by us or any of our subsidiaries for shares of our CD common stock consummated within the preceding 12 months not triggering a conversion price adjustment and (2) all other all-cash distributions to all or substantially all stockholders made within the preceding 12 months not triggering a conversion price adjustment, exceeds an amount equal to 10% of the market capitalization of our CD common stock on the business day immediately preceding the day on which we declare the distribution.

    In the event we elect to make a distribution described in the second or fourth bullet above which, in the case of the fourth bullet, has a per share value equal to more than 10% of the sale price of our shares of CD common stock on the day preceding the declaration date for such distribution, we will be required to give notice to the holders of the debentures at least 20 days prior to the ex-dividend date for such distribution and, upon the giving of such notice, the debentures may be surrendered for conversion at any time until the close of business on the business day prior to the ex-dividend date or until we announce that such distribution will not take place. No adjustment to the conversion rate or the ability of a holder of a debenture to convert will be made if the holder will otherwise participate in the distribution without conversion or in certain other cases.

    If we were to adopt a stockholder rights plan under which we issue rights providing that each share of our CD common stock issued upon conversion of the debentures at any time prior to the distribution of separate certificates representing the rights will be entitled to receive rights, there shall not be any adjustment to the conversion rate as a result of:

    - the issuance of the rights;

    - the distribution of separate certificates representing the rights;

    - the exercise or redemption of the rights in accordance with any rights agreement; or

    - the termination or invalidation of the rights.

    The applicable conversion price will not be adjusted:

    - upon the issuance of any shares of our CD common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our CD common stock under any plan;

    - upon the issuance of any shares of our CD common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of Cendant; or

    - upon the issuance of any shares of our CD common stock pursuant to any option, warrant, right, or exercisable, exchangeable or convertible security outstanding as of the date the debentures were first issued.

    We may increase the conversion rate as permitted by law for at least
20 days, so long as the increase is irrevocable during the period. If any action would require adjustment of the conversion rate under more than one of the provisions described above, only one adjustment will be made and that adjustment will be the amount of adjustment that has the highest absolute value to the holders of the debentures. No adjustment in the applicable conversion price will be required unless the adjustment would require an increase or decrease of at least 1% of the applicable conversion price. If the adjustment is not made because the adjustment does not change the applicable conversion price by more than 1%, then the adjustment that is not made will be carried forward and taken into account in any future adjustment. Except as specifically described above, the applicable conversion price will not be subject to adjustment in the case of the issuance of any of our CD common stock, or securities convertible into or exchangeable for our CD common stock.

PURCHASE OF DEBENTURES BY CENDANT AT THE OPTION OF THE HOLDER

    Holders have the right to require us to purchase all or a portion of the debentures on November 27, 2004 and November 27, 2008. We will be required to purchase any outstanding debentures for which a holder delivers a written purchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the relevant purchase date until the close of business on the last day prior to the purchase date. If the purchase notice is given and withdrawn during the period, we will not be obligated to purchase the related debentures. Our purchase obligation will be subject to some additional conditions as described in the indenture. Also, our ability to satisfy our purchase obligations may be affected by the factors described in "Risk Factors" under the caption "We may not have the ability to raise the funds necessary to finance the change in control purchase or any purchase at the option of the holders."

    The purchase price payable will be equal to 100% of the principal amount of the debentures to be purchased plus any accrued and unpaid interest to such purchase date.

    We may choose to pay the purchase price in cash or shares of our CD common stock or a combination of cash and shares of our CD common stock, provided that we will pay any accrued cash interest in cash. For a discussion of the United States federal income tax treatment of a holder receiving cash, shares of our CD common stock or any combination thereof, see "Certain United States Federal Income Tax Consequences."

    If we choose to pay the purchase price in whole or in part in shares of our CD common stock or a combination of cash and shares of our CD common stock, we will be required to give notice on a date not less than 20 business days prior to each purchase date to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law (i.e., if no notice is given, we will pay the purchase price with cash), stating, among other things:

    - whether we will pay the purchase price of the debentures in cash, in shares of our CD common stock, or any combination thereof, specifying the percentages of each;

    - if we elect to pay with shares of our CD common stock, the method of calculating the price of our CD common stock; and

    - the procedures that holders must follow to require us to purchase their debentures.

    If we pay with shares of our CD common stock, they will be valued at 100% of the average closing sales prices for the five trading days ending on the third business day prior to purchase.

    Simultaneously with such notice of purchase, we will disseminate a press release through Dow Jones & Company, Inc. or Bloomberg Business News containing this information and publish the information on our Web site or through such other public medium as we may use at that time.

    A holder's notice electing to require us to purchase your debentures must state:

    - if certificated debentures have been issued, the debentures certificate numbers, or if not certificated, your notice must comply with appropriate DTC procedures;

    - the portion of the principal amount of debentures to be purchased, in multiples of $1,000;

    - that the debentures are to be purchased by us pursuant to the applicable provisions of the debentures; and

    - in the event we elect, pursuant to the notice that we are required to give, to pay the purchase price in shares of our CD common stock, in whole or in part, but the purchase price is ultimately to be paid to the holder entirely in cash because any of the conditions to payment of the purchase price or portion of the purchase price in shares of our CD common stock is not satisfied prior to the close of business on the last day prior to the purchase date, as described below, whether the holder elects:

       (1) to withdraw the purchase notice as to some or all of the debentures to which it relates, or

       (2) to receive cash in respect of the entire purchase price for all debentures or portions of debentures subject to the purchase notice.

    If the holder fails to indicate the holder's choice with respect to the election described in the final bullet point above, the holder will be deemed to have elected to receive cash in respect of the entire purchase price for all debentures subject to the purchase notice in these circumstances. For a discussion of the United States federal income tax treatment of a holder receiving cash instead of shares of our CD common stock, see "Certain United States Federal Income Tax Consequences."

    You may withdraw any purchase notice by a written notice of withdrawal delivered to the paying agent prior to the close of business on the last day prior to the purchase date. The notice of withdrawal must state:

    - the principal amount of the withdrawn debentures;

    - if certificated debentures have been issued, the certificate numbers of the withdrawn debentures, or if not certificated, your notice must comply with appropriate DTC procedures; and

    - the principal amount, if any, which remains subject to the purchase notice.

    If we elect to pay the purchase price, in whole or in part, in shares of our CD common stock, the number of shares to be delivered by us will be equal to the portion of the purchase price to be paid in shares of our CD common stock divided by the market price of one share of our CD common stock as determined by us in our purchase notice. We will pay cash based on the market price for all fractional shares.

    The "market price" means the average of the sale prices of our CD common stock for the five trading day period ending on the third business day prior to the applicable purchase date (if the third business day prior to the applicable purchase date is a trading day, or if not, then on the last trading day prior to the third business day), appropriately adjusted to take into account the occurrence, during the period commencing on the first of the trading days during the five trading day period and ending on the purchase date, of some events that would result in an adjustment of the conversion rate with respect to our CD common stock.

    The "sale price" of our CD common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported in composite transactions for the principal U.S. securities exchange on which our CD common stock is traded or, if our CD common stock is not listed on a U.S. national or regional securities exchange, as reported by the Nasdaq system.

    Because the market price of our CD common stock is determined prior to the applicable purchase date, holders of the debentures bear the market risk with respect to the value of our CD common stock to be received from the date the market price is determined to the purchase date. We may pay the purchase price or any portion of the purchase price in shares of our CD common stock only if the information necessary to calculate the market price is published in a daily newspaper of national circulation.

    Upon determination of the actual number of shares of our CD common stock to be paid upon redemption of the debentures, we will disseminate a press release through Dow Jones & Company, Inc. or Bloomberg Business News containing this information or publish the information on our Web site or through such other public medium as we may use at that time.

    A holder must either effect book-entry transfer or deliver the debentures, together with necessary endorsements, to the office of the paying agent after delivery of the purchase notice to receive payment of the purchase price. You will receive payment on the purchase date or the time of book-entry transfer or the delivery of the debentures. If the paying agent holds money or securities sufficient to pay the purchase price of the debentures on the business day following the purchase date, then:

    - the debentures will cease to be outstanding;

    - interest, including any interest payable pursuant to an interest adjustment will cease to accrue; and

    - all other rights of the holder will terminate.

    This will be the case whether or not book-entry transfer of the debentures is made or whether or not the debenture is delivered to the paying agent.

    We will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act which may be applicable at the time. We will file Schedule TO or any other schedule required in connection with any offer by us to purchase the debentures at your option.

RANKING

    The debentures are senior unsecured obligations and rank equally in right of payment with all of our existing and future senior unsecured indebtedness.

    We currently conduct substantially all our operations through our subsidiaries, and our subsidiaries generate substantially all of our operating income and cash flow. As a result, distributions or advances from our subsidiaries are the principal source of funds necessary to meet our debt service obligations. Contractual provisions or laws, as well as our subsidiaries' financial condition and operating requirements, may limit our ability to obtain cash from our subsidiaries that we require to pay our debt service obligations, including payments on the debentures. In addition, holders of the debentures will have a junior position to the claims of creditors of our subsidiaries on their assets and earnings. At September 30, 2001, our subsidiaries had $10.3 billion of indebtedness (including debt under management and mortgage programs) and $375 million of mandatorily redeemable preferred securities outstanding, to which the debentures would have been structurally subordinated.

    As of September 30, 2001, after giving pro forma effect to the repayment of our term loan, the offering of the debentures in the initial private placement and the application of the net proceeds therefrom, we would have had approximately $5.8 billion of indebtedness outstanding (including $863 million of Upper DECS and excluding subsidiary indebtedness), which would have ranked equally with the debentures.

CHANGE IN CONTROL

    If a Change in Control (as defined below) occurs, a holder of the debentures will have the right, at its option, to require us to purchase all of its debentures not previously called for redemption, or any portion of the principal amount thereof, that is equal to $1,000 or an integral multiple of $1,000. The price we are required to pay is equal to 100% of the principal amount of the debentures to be purchased plus accrued and unpaid interest to the purchase date.

    Within 30 days after the occurrence of a Change in Control, we are obligated to give to the holders of the debentures notice of the Change in Control and of the purchase right arising as a result of the Change in Control. We must also deliver a copy of this notice to the trustee. To exercise the purchase right, a holder of the debentures must deliver on or before the 30th day after the date of our notice irrevocable written notice to the trustee of the holder's exercise of its purchase right, together with the debentures with respect to which the right is being exercised. We are required to purchase the debentures on the date that is 45 days after the date of our notice.

    A Change in Control will be deemed to have occurred at the time after the debentures are originally issued that any of the following occurs:

    (1) any person, including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Exchange Act, acquires beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of our capital stock entitling the person to exercise 50% or more of the total voting power of all shares of our capital stock that is entitled to vote generally in elections of directors, other than an acquisition by us, any of our subsidiaries or any of our employee benefit plans; or

    (2) we merge or consolidate with or into any other person, any merger of another person into us, or we convey, sell, transfer or lease all or substantially all of our assets to another person, other than any transaction in (1) or (2) above:

       - that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock, or

       - pursuant to which the holders of our CD common stock immediately prior to the transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in the election of directors of the continuing or surviving corporation immediately after the transaction, or

       - which is effected solely to change our jurisdiction of incorporation and results in a reclassification, conversion or exchange of outstanding shares of our CD common stock solely into shares of common stock of the surviving entity.

    However, a Change in Control will not be deemed to have occurred if either:

    (A) the closing price per share of our CD common stock for any five trading days within the period of 10 consecutive trading days ending immediately after the later of the Change in Control or the public announcement of the Change in Control in the case of a Change in Control relating to an acquisition of capital stock, or the period of 10 consecutive trading days ending immediately before the Change in Control, in the case of Change in Control relating to a merger, consolidation or asset sale, equals or exceeds 105% of the conversion price of the debentures in effect on each of those trading days, or

    (B) all of the consideration (excluding cash payments for fractional shares and cash payments made pursuant to dissenters' appraisal rights) in a merger or consolidation otherwise constituting a Change in Control under clause (1) and/or clause (2) above consists of shares of common stock traded on a national securities exchange or quoted on the Nasdaq National

       Market (or will be so traded or quoted immediately following the merger or consolidation) and as a result of the merger or consolidation the debentures become convertible into such common stock.

    For purposes of these provisions:

    - the conversion price is equal to $1,000 plus accrued and unpaid interest (excluding any accrued and unpaid cash interest) divided by the conversion rate;

    - whether a person is a "beneficial owner" will be determined in accordance with Rule 13d-3 under the Exchange Act; and

    - "person" includes any syndicate or group that would be deemed to be a "person" under Section 13(d)(3) of the Exchange Act.

    Rule 13e-4 under the Exchange Act requires the dissemination of prescribed information to security holders in the event of an issuer tender offer and may apply in the event that the purchase option becomes available to the holders of debentures. We will comply with this rule to the extent it applies at that time.

    The definition of Change in Control includes a phrase relating to the conveyance, transfer, sale, lease or disposition of "all or substantially all" of our assets. There is no precise, established definition of the phrase "substantially all" under applicable law. Accordingly, the ability of a holder of the debentures to require us to purchase its debentures as a result of the conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

    The foregoing provisions would not necessarily provide the holders of the debentures with protection if we are involved in a highly leveraged or other transaction that may adversely affect the holders.

    If a Change in Control were to occur, we may not have enough funds to pay the Change in Control purchase price. See "Risk Factors" under the caption "We may not have the ability to raise the funds necessary to finance the change in control purchase or any purchase at the option of the holders." In addition, we have, and may in the future incur, other indebtedness with similar change in control provisions permitting our holders to accelerate or to require us to purchase our indebtedness upon the occurrence of similar events or on some specified dates. If we fail to purchase the debentures when required following a Change in Control, we will be in default under the indenture.

MERGER AND SALES OF ASSETS BY CENDANT

    We may not (1) consolidate with or merge into any other person or convey, transfer, sell or lease our properties and assets substantially as an entirety to any person, (2) permit any person to consolidate with or merge into us or
(3) permit any person to convey, transfer, sell or lease that person's properties or assets substantially as an entirety to us unless:

    - in the case of (1) and (2) above, either (i) Cendant is the surviving corporation or (ii) if Cendant no longer exists, the person formed by the consolidation or into which we are merged or the person to which our properties and assets are so conveyed, transferred, sold or leased, shall be a corporation, limited liability company, partnership or trust organized and existing under the laws of the United States, any State within the United States or the District of Columbia and assumes the payment of the principal of and interest on the debentures and the performance of our other covenants under the indenture, and

    - in all cases, immediately after giving effect to the transaction, no event of default, and no event that, after notice or lapse of time or both, would become an event of default, will have occurred and be continuing.

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EVENTS OF DEFAULT

    The following are events of default with respect to the debentures:

    - default for 30 days in payment of any interest due and payable on the debentures, including additional interest payable upon an upward interest adjustment;

    - default in payment of the principal amount of the debentures and accrued and unpaid interest at maturity, upon redemption, purchase at the option of the holder or following a Change in Control when the same becomes due and payable;

    - default by us under any instrument or instruments under which there is or may be secured or evidenced any of our indebtedness (other than the debentures) having an outstanding principal amount of $50,000,000 (or its equivalent in any other currency or currencies) or more, individually or in the aggregate, that has caused the holders thereof to declare such indebtedness to be due and payable prior to its stated maturity, unless such declaration has been rescinded within 30 days;

    - default in the payment of the principal or premium, if any, of any bond, debenture, note or other evidence of our indebtedness, in each case for money borrowed, or in the payment of principal or premium, if any, under any mortgage, indenture, agreement or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness of ours for money borrowed, which default for payment of principal or premium, if any, is in an aggregate principal amount exceeding $50,000,000 (or its equivalent in any other currency or currencies) when such indebtedness becomes due and payable (whether at maturity, upon redemption or acceleration or otherwise), if such default shall continue unremedied or unwaived for more than 30 business days after the expiration of any grace period or extension of the time for payment applicable thereto;

    - default in our performance of any other covenants or agreements in respect of the debentures contained in the indenture or the debentures for 60 days after written notice to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the debentures then outstanding; and

    - certain events of bankruptcy, insolvency and reorganization.

    The indenture requires that we file annually with the trustee a certificate describing any default by us in the performance of any conditions or covenants that has occurred under the indenture and its status. We must give the trustee written notice within 30 days of any default under the indenture that could mature into an event of default described in the third, fourth or fifth clause above.

    The indenture provides that if an event of default occurs and is continuing with respect to the debentures, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debentures may declare the principal amount plus accrued and unpaid interest, if any, on the debentures to be due and payable immediately. If an event of default relating to events of bankruptcy, insolvency or reorganization occurs, the principal amount plus accrued and unpaid interest, if any, on the debentures will become immediately due and payable without any action on the part of the trustee or any holder. At any time after a declaration of acceleration, but before a judgment or decree for payment of money has been obtained, if all events of default with respect to the debentures have been cured (other than the nonpayment of principal of the debentures plus accrued and unpaid interest which has become due solely by reason of the declaration of acceleration) then the declaration of acceleration shall be automatically annulled and rescinded.

    A holder of debentures may pursue any remedy under the indenture only if:

    - the holder gives the trustee written notice of a continuing event of default for the debentures;

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    - the holders of at least 25% in principal amount of the outstanding debentures make a written request to the trustee to pursue the remedy;

    - the holder offers to the trustee indemnity reasonably satisfactory to the trustee;

    - the trustee fails to act for a period of 60 days after receipt of notice and offer of indemnity; and

    - during that 60-day period, the holders of a majority in principal amount of the debentures do not give the trustee a direction inconsistent with the request.

    This provision does not, however, affect the right of a holder of debentures to sue for enforcement of payment of the principal of or interest, including additional interest, on the holder's debenture on or after the respective due dates expressed in its debenture or the holder's right to convert its debenture in accordance with the indenture.

    The trustee is entitled under the indenture, subject to the duty of the trustee during a default to act with the required standard of care, to be indemnified before proceeding to exercise any right or power under the indenture at the direction of the registered holders of the debentures or which requires the trustee to expend or risk its own funds or otherwise incur any financial liability. The indenture also provides that the registered holders of a majority in principal amount of the outstanding debentures may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. The trustee, however, may refuse to follow any such direction that conflicts with law or the indenture, is unduly prejudicial to the rights of other registered holders of the debentures, or would involve the trustee in personal liability.

    The indenture provides that while the trustee generally must mail notice of a default or event of default to the registered holders of the debentures within 90 days of occurrence, the trustee may withhold notice of any default or event of default (except in payment on the debentures) if the trustee in good faith determines that the withholding of such notice is in the interest of the registered holders of the debentures.

MODIFICATION AND WAIVER

    We may amend or supplement the indenture if the holders of a majority in principal amount of the debentures consent to it. Without the consent of the holder of each debenture affected, however, no modification may:

    - reduce the amount of debentures whose holders must consent to an amendment, supplement or waiver;

    - reduce the rate of accrual of interest or change the time for payment of interest on the debentures;

    - reduce the value of our CD common stock to which reference is made in determining whether an interest adjustment will be made on the debentures, or change the method by which this value is calculated;

    - reduce the principal amount of the debentures or change the stated maturity;

    - reduce the redemption or purchase price of the debentures or change the time at which the debentures may or must be redeemed or purchased;

    - make payments on the debentures payable in currency other than as originally stated in the debentures;

    - impair the holder's right to institute suit for the enforcement of any payment on the debentures;

                                       32
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    - make any change in the percentage of principal amount of debentures necessary to waive compliance with some provisions of the indenture or to make any change in this provision for modification;

    - waive a continuing default or event of default regarding any payment on the debentures; or

    - adversely affect the conversion or repurchase provisions of the debentures.

    We may amend or supplement the indenture or waive any provision of it without the consent of any holders of debentures in some circumstances, including:

    - to cure any ambiguity, omission, defect or inconsistency;

    - to provide for the assumption of our obligations under the indenture by a successor upon any merger, consolidation or asset transfer permitted under the indenture;

    - to provide for uncertificated debentures in addition to or in place of certificated debentures or to provide for bearer debentures;

    - to provide any security for or guarantees of the debentures;

    - to comply with any requirement to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

    - to add covenants that would benefit the holders of debentures or to surrender any rights we have under the indenture;

    - to add events of default with respect to the debentures; or

    - to make any change that does not adversely affect any outstanding debentures in any material respect.

    The holders of a majority in principal amount of the outstanding debentures may waive any existing or past default or event of default. Those holders may not, however, waive any default or event of default in any payment on any debenture or compliance with a provision that cannot be amended or supplemented without the consent of each holder affected.

REGISTRATION RIGHTS

    We entered into a registration rights agreement with the initial purchaser of the debentures. If you sell the debentures or shares of CD common stock issued upon conversion of the debentures under this registration statement, you generally will be required to be named as a selling securityholder in this prospectus, deliver this prospectus to purchasers and be bound by applicable provisions of the registration rights agreement, including some indemnification provisions.

    In the registration rights agreement, we agreed to file a registration statement that includes this prospectus with the Commission by February 25, 2002. We agreed to use our reasonable best efforts to cause this registration statement to become effective as promptly as practicable, but before May 27, 2002. We agreed to keep this registration statement effective until the earliest of (i) two years after the filing date, (ii) the date when all of the securities registered under this registration statement are sold or (iii) the period applicable to the debentures and underlying shares of CD common stock held by non-affiliates under Rule 144(k) of the Securities Act expires. We may suspend the use of this prospectus under limited circumstances, including pending corporate developments or public filings with the Commission, for a period not to exceed 45 days in any 90-day period and 90 days in any 360-day period. We also agreed to pay liquidated damages to holders of the debentures and shares of CD common stock issued upon conversion of the debentures if the registration statement is not timely filed or made effective or if the prospectus is not available for periods in excess of those permitted above. You should refer to the registration rights agreement for a description of those liquidated damages.

CALCULATIONS IN RESPECT OF DEBENTURES

    We are responsible for making all calculations called for under the debentures, except for such calculations made by the reset rate agent. These calculations include, but are not limited to, determinations of the market prices of our CD common stock, accrued interest payable on the debentures and the accreted conversion price of the debentures. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of debentures. We will provide a schedule of our calculations to the trustee, and the trustee is entitled to rely upon the accuracy of our calculations without independent verification. The trustee will forward our calculations to any holder of debentures upon the request of that holder.

GOVERNING LAW

    The indenture and the debentures are governed by, and construed in accordance with, the laws of the State of New York.

TRUSTEE

    The Bank of Nova Scotia Trust Company of New York is the trustee, registrar, conversion agent and paying agent.

    If an event of default occurs and is continuing, the trustee will be required to use the degree of care and skill of a prudent man in the conduct of his own affairs. The trustee will become obligated to exercise any of its powers under the indenture at the request of any of the holders of any debentures only after those holders have offered the trustee indemnity reasonably satisfactory to it.

    If the trustee becomes one of our creditors, it will be subject to limitations in the indenture on its rights to obtain payment of claims or to realize on some property received for any such claim, as security or otherwise. The trustee is permitted to engage in other transactions with us. If, however, it acquires any conflicting interest, it must eliminate that conflict or resign. The Bank of Nova Scotia Trust Company of New York is currently serving as the trustee under other indentures governing our debt issuances.

FORM, EXCHANGE, REGISTRATION AND TRANSFER

    The debentures were originally issued in registered form, without interest coupons. We will not charge a service charge for any registration of transfer or exchange of the debentures. We may, however, require the payment of any tax or other governmental charge payable for that registration.

    The debentures will be exchangeable for other debentures, for the same total principal amount and for the same terms but in different authorized denominations in accordance with the indenture. Holders may present debentures for registration of transfer at the office of the security registrar or any transfer agent we designate. The security registrar or transfer agent will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request.

    We have appointed the trustee as security registrar for the debentures. We may at any time rescind that designation or approve a change in the location through which any registrar acts. We are required to maintain an office or agency for transfers and exchanges in each place of payment. We may at any time designate additional registrars for the debentures.

    In the case of any redemption, the security registrar will not be required to register the transfer or exchange of any debentures either:

    - during a period beginning 15 days prior to the mailing of the relevant notice of redemption and ending on the close of business on the day of mailing of the notice, or

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
    - if the debentures have been called for redemption in whole or in part, except the unredeemed portion of any debentures being redeemed in part.

PAYMENT AND PAYING AGENTS

    Payments on the debentures will be made in U.S. dollars at the office of the trustee. At our option, however, we may make payments by check mailed to the holder's registered address or, with respect to global debentures, by wire transfer. We will make interest payments to the person in whose name the debentures is registered at the close of business on the record date for the interest payment.

    The trustee has been designated as our paying agent for payments on debentures. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

    Subject to the requirements of any applicable abandoned property laws, the trustee and paying agent shall pay to us upon written request any money held by them for payments on the debentures that remain unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment. In that case, all liability of the trustee or paying agent with respect to that money will cease.

NOTICES

    Except as otherwise described herein, notice to registered holders of the debentures will be given by mail to the addresses as they appear in the security register. Notices will be deemed to have been given on the date of such mailing.

REPLACEMENT OF DEBENTURES

    We will replace any debentures that become mutilated, destroyed, stolen or lost at the expense of the holder upon delivery to the trustee of the mutilated debentures or evidence of the loss, theft or destruction satisfactory to us and the trustee. In the case of a lost, stolen or destroyed debentures, indemnity satisfactory to the trustee and us may be required at the expense of the holder of the debentures before a replacement debenture will be issued.

PAYMENT OF STAMP AND OTHER TAXES

    We will pay all stamp and other duties, if any, which may be imposed by the United States or any political subdivision thereof or taxing authority thereof or therein with respect to the issuance of the debentures. We will not be required to make any payment with respect to any other tax, assessment or governmental charge imposed by any government or any political subdivision thereof or taxing authority thereof or therein.

BOOK-ENTRY SYSTEM

    The debentures are represented by one or more global securities. Each global security was deposited with, or on behalf of, DTC and registered in the name of a nominee of DTC. Except under circumstances described below, the debentures will not be issued in definitive form.

    Upon the issuance of a global security, DTC will credit on its book-entry registration and transfer system the accounts of persons designated by the initial purchaser with the respective principal amounts of the debentures represented by the global security. Ownership of beneficial interests in a global security will be limited to persons that have accounts with DTC or its nominee ("participants") or persons that may hold interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of persons other than participants). The laws of some states require that some purchasers of securities take physical delivery of the securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a global security.

    So long as DTC or its nominee is the registered owner of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the debentures represented by that global security for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have debentures represented by that global security registered in their names, will not receive or be entitled to receive physical delivery of debentures in definitive form and will not be considered the owners or holders thereof under the indenture. Principal and interest payments, if any, on debentures registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of the relevant global security. Neither Cendant, the trustee, any paying agent or the registrar for the debentures will have any responsibility or liability for any aspect of the records relating to nor payments made on account of beneficial interests in a global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

    We expect that DTC or its nominee, upon receipt of any payment of principal or interest, if any, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the relevant global security as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through these participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of the participants.

    If DTC is at any time unwilling or unable to continue as a depositary and a successor depositary is not appointed by us within 90 days, we will issue debentures in definitive form in exchange for the entire global security for the debentures. In addition, we may at any time and in our sole discretion determine not to have debentures represented by a global security and, in such event, will issue debentures in definitive form in exchange for the entire global security relating to the debentures. In any such instance, an owner of a beneficial interest in a global security will be entitled to physical delivery in definitive form of debentures represented by the global security equal in principal amount to the beneficial interest and to have the debentures registered in its name. debentures so issued in definitive form will be issued as registered debentures in denominations of $1,000 and integral multiples thereof, unless otherwise specified by us.

                         DESCRIPTION OF CD COMMON STOCK

    The following description of Cendant's CD common stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the more complete descriptions thereof set forth in our Amended and Restated Certificate of Incorporation (the "Certificate") and Amended and Restated By-Laws (the "By-Laws").

    We are authorized to issue up to 2,000,000,000 shares of CD common stock, par value $.01 per share. As of December 31, 2001, there were 977,708,342 shares of CD common stock outstanding.

GENERAL

    In March 2000, our outstanding common stock was reclassified as CD common stock, and we created a series of common stock designated as Move.com common stock. The Move.com common stock was designed to track the value of our Move.com Group, and the CD common stock represents our interests in the remainder of our business and our interest in Move.com Group. No shares of Move.com common stock are outstanding. For a description of the terms of our CD common stock, see "Summary Comparison of Terms of Existing Common Stock with Terms of CD Common Stock and Move.com Common Stock" in the Proxy Statement dated February 10, 2000, which is incorporated by reference herein.

    Subject to the rights of the holders of any shares of our preferred stock which may at the time be outstanding, holders of CD common stock are entitled to such dividends as the Board of Directors may declare out of funds legally available therefor. The holders of CD common stock will possess exclusive voting rights in us, except to the extent the Board of Directors specifies voting power with respect to any preferred stock issued. Except as hereinafter described, holders of CD common stock are entitled to one vote for each share of CD common stock, but will not have any right to cumulate votes in the election of directors. In the event of liquidation, dissolution or winding up of Cendant, the holders of CD common stock are entitled to receive, after payment of all of our debts and liabilities and of all sums to which holders of any preferred stock may be entitled, the distribution of any remaining assets of Cendant. Holders of the CD common stock will not be entitled to preemptive rights with respect to any shares which may be issued. All outstanding shares of CD common stock are fully paid and non-assessable, and any shares of CD common stock issued upon conversion of the debentures will be fully paid and non-assessable. The CD common stock is listed on the New York Stock Exchange under the symbol "CD."

CERTAIN PROVISIONS

    The provisions of our Certificate and By-Laws which are summarized below may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in such stockholder's best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

CLASSIFIED BOARD

    Our Board of Directors is divided into three classes that are elected for staggered three-year terms. A director may be removed by the stockholders without cause only by the affirmative vote of the holders, voting as a single class, of 80% or more of the total number of votes entitled to be cast by all holders of our voting stock, which shall include all capital stock of Cendant which by its terms may vote on all matters submitted to stockholders of Cendant generally.

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COMMITTEES OF THE BOARD OF DIRECTORS

    Pursuant to the Certificate, the Board of Directors' authority to designate committees shall be subject to the provisions of the By-Laws. The Board of Directors may designate one or more directors as alternate members of any committee to fill any vacancy on the committee and to fill a vacant chairmanship of a committee occurring as a result of a member or chairman leaving the committee, whether through death, resignation, removal or otherwise. Pursuant to the By-Laws, the Board of Directors shall have the following committees:

    EXECUTIVE COMMITTEE. An Executive Committee that shall consist of not less than three directors elected by a majority vote of the Board of Directors.

    COMPENSATION COMMITTEE. A Compensation Committee consisting of not less than three directors elected by a majority vote of the Board of Directors.

    AUDIT COMMITTEE. An Audit Committee consisting of not less than four directors elected by a majority vote of the Board of Directors.

NEWLY CREATED DIRECTORSHIPS AND VACANCIES

    Newly created directorships resulting from any increase in the number of directors and any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall be filled solely by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors. Any directors elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director's successor shall have been elected and qualified. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

SPECIAL MEETINGS OF STOCKHOLDERS

    A special meeting of stockholders may be called only by the Chairman of the Board of Directors, the President or the Board of Directors pursuant to a resolution approved by a majority of the entire Board of Directors.

QUORUM AT STOCKHOLDER MEETINGS

    The holders of one-third of the shares entitled to vote at any meeting of the stockholders, present in person or by proxy, shall constitute a quorum at all stockholder meetings.

STOCKHOLDER ACTION BY WRITTEN CONSENT

    Stockholder action by written consent in lieu of a meeting is prohibited under the Certificate. As a result, stockholder action can be taken only at an annual or special meeting of stockholders. This prevents the holders of a majority of the outstanding voting stock of Cendant from using the written consent procedure to take stockholder action without giving all the stockholders of Cendant entitled to vote on a proposed action the opportunity to participate in determining the proposed action.

ADVANCE NOTICE OF STOCKHOLDER-PROPOSED BUSINESS AT ANNUAL MEETINGS

    Our By-Laws provide that for business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of Cendant. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of Cendant, not less than 60 days nor more than 90 days prior to the meeting; provided, however, that in the event that less than 70 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the tenth day following the date on which such notice of the date of the annual meeting was mailed or such public disclosure was made. A stockholder's notice to the Secretary must set forth as to each matter the stockholder proposes to bring before the annual meeting: (i) a brief description of the business desired to be brought before the annual meeting, (ii) the name and address, as they appear on Cendant's books, of the stockholder proposing such business, (iii) the class and number of shares of Cendant which are beneficially owned by the stockholder, and (iv) any material interest of the stockholder in such business.

    In addition, the By-Laws provide that for a stockholder to properly nominate a director at a meeting of stockholders, the stockholder must have given timely notice thereof in writing to the Secretary of Cendant. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of Cendant (i) in the case of an annual meeting, at least 90 days prior to the date of the last annual meeting of Cendant stockholders and (ii) with respect to a special meeting of stockholders, the close of business on the 10th day following the date on which notice of such meeting is first given to stockholders. Such stockholder's notice to the Secretary must set forth: (i) the name and address of the stockholder who intends to make the nomination and of the person or persons to be nominated,
(ii) a representation that the stockholder is the holder of record of common stock and intends to appear in person or by proxy at the meeting to nominate each such nominee, (iii) a description of all arrangements between such stockholder and each nominee, (iv) such other information with respect to each nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Commission, and (v) the consent of each nominee to serve as director of the Company if so elected.

FAIR PRICE PROVISIONS

    Under the Delaware General Corporation Law and the Certificate, an agreement of merger, sale, lease or exchange of all or substantially all of Cendant's assets must be approved by the Board of Directors and adopted by the holders of a majority of the outstanding shares of stock entitled to vote thereon. However, the Certificate includes what generally is referred to as a "fair price provision," which requires the affirmative vote of the holders of at least 80% of the outstanding shares of capital stock entitled to vote generally in the election of Cendant's directors, voting together as a single class, to approve certain business combination transactions (including certain mergers, recapitalization and the issuance or transfer of securities of Cendant or a subsidiary having an aggregate fair market value of $10 million or more) involving Cendant or a subsidiary and an owner or any affiliate of an owner of 5% or more of the outstanding shares of capital stock entitled to vote, unless either (i) such business combination is approved by a majority of disinterested directors, or (ii) the shareholders receive a "fair price" for their securities and certain other procedural requirements are met. The Certificate provides that this provision may not be repealed or amended in any respect except by the affirmative vote of the holders of not less than 80% of the outstanding shares of capital stock entitled to vote generally in the election of directors.

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             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

    The following is a summary of the material United States federal income tax consequences of the purchase, ownership and disposition of the debentures and the shares of CD common stock into which the debentures may be converted. This summary deals only with the debentures and the shares of CD common stock held as capital assets for United States federal income tax purposes. As used in this offering memorandum, "U.S. Holders" are any beneficial owners of the debentures or the shares of CD common stock that are, for United States federal income tax purposes: (1) citizens or residents of the United States, (2) corporations created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (3) estates, the income of which is subject to United States federal income taxation regardless of its source, and
(4) trusts, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. As used in this offering memorandum, "Non-U.S. Holders" are holders of the debentures or the shares of CD common stock that are, for United States federal income tax purposes, (1) nonresident alien individuals, (2) foreign corporations and (3) foreign estates or trusts that are not subject to United States federal income taxation on their worldwide income. If a partnership (including for this purpose any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of the debentures or the shares of CD common stock, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. A holder of the debentures or the shares of CD common stock that is a partnership and partners in such partnership should consult their tax advisors about the United States federal income tax consequences of holding and disposing of the debentures or the shares of CD common stock, as the case may be. Unless otherwise stated, this summary does not deal with special classes of holders such as banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, tax-exempt investors, holders that hold the debentures as part of a hedge, straddle, "synthetic security" or other integrated transaction for United States federal income tax purposes and U.S. Holders whose functional currency is not the U.S. dollar. Further, this summary does not include any description of any alternative minimum tax consequences, United States federal estate or gift tax laws or the tax laws of any state, local or foreign government that may be applicable to the debentures or the shares of CD common stock.

    This summary is based on the Internal Revenue Code of 1986, as amended, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof, and all of which are subject to change and differing interpretations, possibly on a retroactive basis. No statutory, administrative or judicial authority directly addresses the treatment of the debentures or instruments similar to the debentures for United States federal income tax purposes. Therefore, there can be no assurance that the Internal Revenue Service (the "IRS") will not successfully challenge one or more of the conclusions described in this prospectus.

    We urge prospective investors to consult their tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of the debentures and the shares of CD common stock in light of their own particular circumstances, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in United States federal and other tax laws.

CLASSIFICATION OF THE DEBENTURES

    Pursuant to the terms of the indenture, each holder of the debentures agreed, for United States federal income tax purposes, to treat the debentures as indebtedness for United States federal income tax purposes subject to the regulations governing contingent payment debt instruments and to be bound by our application of those regulations to the debentures, including our determination of the rate at which interest will be deemed to accrue on the debentures for United States federal income tax purposes. The remainder of this discussion assumes that the debentures will be treated in accordance with that agreement and our determinations. However, the proper application of the regulations governing contingent payment debt instruments to a holder of a debenture is uncertain in a number of respects, and no assurance can be given that the IRS will not assert that the debentures should be treated differently or that such an assertion would not prevail. Such treatment could affect the amount, timing and character of income, gain or loss in respect of an investment in the debentures. In particular, it might be determined that a holder should have accrued interest income at a lower rate, should not have recognized income or gain upon the conversion, and should have recognized capital gain upon a taxable disposition of its debentures.

U.S. HOLDERS

    Under the rules governing contingent payment debt instruments, a U.S. Holder will generally be required to accrue interest income on the debentures, in the amounts described below, regardless of whether the U.S. Holder uses the cash or accrual method of tax accounting. Accordingly, U.S. Holders would likely be required to include interest in taxable income in each year in excess of the accruals on the debentures for non-tax purposes and in excess of any contingent interest payments actually received in that year.

    A U.S. Holder must accrue on its debentures an amount of original issue discount as ordinary income for United States federal income tax purposes, for each accrual period prior to and including the maturity date of the debentures that equals:

    - the product of (i) the adjusted issue price (as defined below) of the debentures as of the beginning of the accrual period; and (ii) the comparable yield to maturity (as defined below) of the debentures, adjusted for the length of the accrual period;

    - divided by the number of days in the accrual period; and

    - multiplied by the number of days during the accrual period that the U.S. Holder held the debentures.

    The "issue price" of a debenture is the first price at which a substantial amount of the debentures is sold to investors, excluding bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a debenture is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below and decreased by the projected amounts of any payments with respect to the debentures.

    Under the rules governing contingent payment debt instruments, we are required to establish the "comparable yield" for the debentures. We have determined that the comparable yield for the debentures is the annual yield we would incur, as of the initial issue date, on a fixed rate nonconvertible debt security with no contingent payments, but with terms and conditions otherwise comparable to those of the debentures including the absence of subordination, term, timing of payments and general market conditions, but excluding any adjustments for liquidity or the riskiness of the contingencies with respect to the debentures. Accordingly, we have determined the comparable yield to be 9.29% compounded semi-annually.

    We are required to provide to U.S. Holders, solely for United States federal income tax purposes, a schedule of the projected amounts of payments on the debentures. This schedule must produce the comparable yield. Our determination of the projected payment schedule for the debentures includes estimates for payments of contingent interest and an estimate for a payment at maturity taking into account the conversion feature. U.S. Holders may obtain the projected payment schedule by submitting a written request for it to Cendant at the address set forth in "Incorporation of Certain Documents by Reference."

    THE COMPARABLE YIELD AND THE SCHEDULE OF PROJECTED PAYMENTS ARE NOT DETERMINED FOR ANY PURPOSE OTHER THAN FOR THE DETERMINATION OF A U.S. HOLDER'S INTEREST ACCRUALS AND ADJUSTMENTS THEREOF IN RESPECT OF THE DEBENTURES FOR UNITED STATES FEDERAL INCOME TAX PURPOSES AND DO NOT CONSTITUTE A PROJECTION OR REPRESENTATION REGARDING THE ACTUAL AMOUNTS PAYABLE TO U.S. HOLDERS OF THE DEBENTURES.

ADJUSTMENTS TO INTEREST ACCRUALS ON THE DEBENTURES

    If a U.S. Holder receives actual payments with respect to the debentures in a taxable year that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. Holder would incur a "net positive adjustment" equal to the amount of such excess. The U.S. Holder would treat the "net positive adjustment" as additional interest income for the taxable year. For this purpose, the payments in a taxable year include the fair market value of property received in that year.

    If a U.S. Holder receives actual payments with respect to the debentures in a taxable year that in the aggregate are less than the amount of the projected payments for that taxable year, the U.S. Holder would incur a "net negative adjustment" equal to the amount of such deficit. This adjustment will
(a) reduce the U.S. Holder's interest income on the debentures for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of the U.S. Holder's income on the debentures during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments.

SALE, EXCHANGE, CONVERSION OR REDEMPTION

    Generally, the sale or exchange of a debenture, or the redemption of a debenture for cash, will result in taxable gain or loss to a U.S. Holder. In addition, as described above, our calculation of the comparable yield and the schedule of projected payments for the debentures includes the receipt of CD common stock upon conversion of a debenture into shares of our CD common stock as a contingent payment with respect to the debentures. Accordingly, we intend to treat the receipt of our CD common stock by a U.S. Holder upon the conversion of a debenture, or upon our purchase of a debenture at the option of a holder where we elect to pay the purchase price in shares of our CD common stock, as a contingent payment. As described above, holders are generally bound by our determination of the comparable yield and the schedule of projected payments. Under this treatment, a sale or exchange, or such a conversion or redemption, also will result in taxable gain or loss to the U.S. Holder. The amount of gain or loss on a taxable sale, exchange, conversion or redemption will equal the difference between (a) the amount of cash plus the fair market value of any other property received by the U.S. Holder, including the fair market value of any CD common stock received, and (b) the U.S. Holder's adjusted tax basis in the debentures. A U.S. Holder's adjusted tax basis in a debenture on any date generally will equal the U.S. Holder's original purchase price for the debentures, increased by any original issue discount previously accrued by the U.S. Holder (determined without regard to any positive or negative adjustments to interest accruals described above), and decreased by the amount of any projected payments on the debentures projected to have been made through that date. Gain recognized upon a sale, exchange, conversion or redemption of a debenture generally will be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, and thereafter, capital loss (which will be long-term if the debenture is held for more than one year). The deductibility of net capital losses is subject to limitations.

    A U.S. Holder's tax basis in shares of our CD common stock received upon a conversion of a debenture or upon the redemption of a debenture at the option of the holder we elect to pay in shares of our CD common stock will equal the then current fair market value of such CD common stock. The U.S. Holder's holding period for the shares of our CD common stock received will commence on the day after the date of conversion or redemption.

PURCHASERS OF DEBENTURES AT A PRICE OTHER THAN THE ADJUSTED ISSUE PRICE

    A U.S. Holder that purchases debentures in the secondary market for an amount that differs from the adjusted issue price of the debentures at the time of purchase will be required to accrue interest income on the debentures in the same manner as a U.S. Holder that purchased debentures in the initial offering. A U.S. Holder must also reasonably allocate any difference between the adjusted issue price and the U.S. Holder's tax basis in the debentures to daily portions of interest or projected payments over the remaining term of the debentures. If the purchase price of the debentures is greater than the adjusted issue price, the amount of the difference allocated to a daily portion of interest or to a projected payment is treated as a "negative adjustment" on the day the daily portion accrues or the payment is made, respectively. If the purchase price of the debentures is less than the adjusted issue price, the amount of the difference allocated to a daily portion of interest or to a projected payment is treated as a "positive adjustment" on the day the daily portion accrues or the payment is made, respectively. Any such negative or positive adjust ment will decrease or increase, respectively, the U.S. Holder's adjusted tax basis in the debentures.

    Certain U.S. Holders will receive Forms 1099-OID that report interest accruals on their debentures. Those forms will not reflect the effect of any positive or negative adjustments resulting from the U.S. Holder's purchase of debentures in the secondary market at a price different from adjusted issue price of the debentures on the date of purchase. U.S. Holders are urged to consult their tax advisors as to whether, and how, such adjustments should be taken into account in determining their interest accruals with regard to the debentures.

DISTRIBUTIONS ON CD COMMON STOCK

    If a U.S. Holder converts the debentures into shares of our CD common stock, in general, distributions, if any, on the shares of our CD common stock that are paid out of our current or accumulated earnings and profits, as defined for United States federal income tax purposes, will constitute dividends and will be includible in income by a holder and taxable as ordinary income when received or accrued, in accordance with that holder's method of accounting for United States federal income tax purposes. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as a tax-free return of the U.S. Holder's investment, up to the U.S. Holder's basis in the shares of our CD common stock. Any remaining excess will be treated as capital gain.

CONSTRUCTIVE DIVIDENDS

    If at any time we make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for United States federal income tax purposes and, in accordance with the anti-dilution provisions of the debentures, the conversion rate of the debentures is increased, such increase may be deemed to be the payment of a taxable dividend to holders of the debentures.

    For example, an increase in the exchange rate in the event of distribution of our evidences of indebtedness or our assets or an increase in the event of an extraordinary cash dividend will generally result in deemed dividend treatment to holders of the debentures, but an increase in the event of stock dividends or the distribution of rights to subscribe for our CD common stock generally will not.

TREATMENT OF NON-U.S. HOLDERS

    The rules governing United States federal income taxation of Non-U.S. Holders are complex and no attempt will be made in this offering memorandum to provide more than a summary of such rules. Non-U.S. Holders should consult with their tax advisors to determine the effect of United States federal, state, local and foreign income tax laws, as well as treaties, with regard to an investment in the debentures and shares of our CD common stock, including any reporting requirements.

PAYMENTS MADE WITH RESPECT TO THE DEBENTURES

    The 30% United States federal withholding tax will not apply to any payment to a Non-U.S. Holder of principal or interest (including amounts taken into income as interest under the accrual rules described above under "--U.S. Holders" and amounts attributable to the shares of our CD common stock received upon a conversion of the debentures) on debentures, provided that: (i) the Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of our CD common stock, (ii) the Non-U.S. Holder is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership; (iii) the Non-U.S. Holder is not a bank which acquired the debentures in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business; (iv) our common stock is actively traded within the meaning of Section 871(h)(4)(C)(v)(I) of the Internal Revenue Code; and (v) either (a) the beneficial owner of debentures certifies to us or our paying agent on IRS Form W-8BEN, under penalties of perjury, that it is not a United States person and provides its name, address and certain other information or (B) the beneficial owner holds its debentures through certain foreign intermediaries or certain foreign partnerships and such holder satisfies certain certification requirements.

    If the Non-U.S. Holder cannot satisfy the requirements described above, payments of interest (including amounts taken into income under the accrual rules described above under "--U.S. Holders" and amounts attributable to our CD common stock received upon a conversion of the debentures) will be subject to the 30% United States federal withholding tax unless the Non-U.S. Holder provides us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under an applicable tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the debentures is not subject to withholding tax because it is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States.

    If a Non-U.S. Holder of the debentures is engaged in a trade or business in the United States, and if interest on the debentures is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, will generally be subject to regular United States federal income tax on interest and on any gain realized on the sale, exchange or conversion of the debentures in the same manner as if it were a U.S. Holder. Such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or successor form) in order to claim an exemption from withholding tax. In addition, if such a Non-U.S. Holder is a foreign corporation, such Non-U.S. Holder may be subject to a branch profits tax equal to 30% (or such lower tax rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

SALE OR EXCHANGE OF DEBENTURES OR CD COMMON STOCK

    A Non-U.S. Holder will not generally be subject to United States federal income or withholding tax with respect to gain upon the sale, exchange or other disposition (other than a conversion or a redemption) of the debentures or shares of our CD common stock, unless: (1) the income or gain is "U.S. trade or business income," which means income or gain that is effectively connected with the conduct by the Non-U.S. Holder of a trade or business, or, in the case of a treaty resident, attributable to a permanent establishment or a fixed base, in the United States; (2) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; (3) such Non-U.S. Holder is subject to tax pursuant to the provisions of the Internal Revenue Code applicable to certain United States expatriates; or (4) in the case of an amount which is attributable to original issue discount, the Non-U.S. Holder does not meet the conditions for exemption from United States federal withholding tax described above.

    U.S. trade or business income of a Non-U.S. Holder will generally be subject to regular United States federal income tax in the same manner as if it were realized by a U.S. Holder. A Non-U.S.

Holder that realizes U.S. trade or business income with respect of the debentures or common stock should consult their tax advisors as to the treatment of such income or gain. In addition, U.S. trade or business income of a Non-U.S. Holder that is a corporation may be subject to a branch profits tax at a rate of 30%, or such lower rate provided by an applicable income tax treaty.

DISTRIBUTIONS ON CD COMMON STOCK

    A Non-U.S. Holder of shares of our CD common stock will generally be subject to United States federal income or withholding tax at a 30% rate (or lower rate provided under any applicable income tax treaty) on distributions by us with respect to our CD common stock that are treated as dividends paid (and on dividends deemed paid on the debentures or CD common stock, as described above under "U.S. Holders-Constructive Dividends"). Except to the extent that an applicable tax treaty otherwise provides, a Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder on dividends paid (or deemed paid) that are effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States, and a Non-U.S. Holder that is a corporation may also be subject to a United States branch profits tax at a 30% rate or such lower rate as may be specified in an applicable income tax treaty.

BACK-UP WITHHOLDING AND INFORMATION REPORTING

U.S. HOLDERS

    Payments of interest or dividends made by us on, or the proceeds of the sale or other disposition of, the debentures or shares of our CD common stock may be subject to information reporting and United States federal backup withholding tax at the rate then in effect if the recipient of such payment fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States information reporting or certification requirements. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is allowable as a credit against the holder's United States federal income tax, provided that the required information is furnished to the IRS.

NON-U.S. HOLDERS

    A Non-U.S. Holder may be required to comply with certification procedures to establish that the holder is not a U.S. person in order to avoid backup withholding tax requirements with respect to our payments of principal and interest, including cash payments in respect of original issue discount on the debentures, or the proceeds of the sale or other disposition of the debentures. In addition, we must report annually to the IRS and to each Non-U.S. Holder the amount of any dividends paid to, and the tax withhold with respect to, such holder, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

TAX EVENT

    The modification of the terms of the debentures by us upon a Tax Event could possibly alter the amount and timing of income recognition by the holders with respect to the payments of interest due after the option exercise date.

    THE PROPER TAX TREATMENT OF A HOLDER OF THE DEBENTURES IS HIGHLY UNCERTAIN IN A NUMBER OF RESPECTS. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF AN INVESTMENT IN THE DEBENTURES AND WHETHER AN INVESTMENT IN THE DEBENTURES IS ADVISABLE IN LIGHT OF THE AGREED UPON TAX TREATMENT AND THE HOLDER'S PARTICULAR TAX SITUATION.

                            SELLING SECURITYHOLDERS

    The debentures were originally issued by us and sold by J.P. Morgan Securities Inc. (the "Initial Purchaser") in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the Initial Purchaser to be "qualified institutional buyers" as defined by Rule 144A under the Securities Act. The selling securityholders may from time to time offer and sell pursuant to this prospectus any or all of the debentures listed below and the shares of CD common stock issued upon purchase by us, or conversion, of such debentures. When we refer to the "selling securityholders" in this prospectus, we mean those persons listed in the table below, as well as the pledgees, donees, assignees, transferees, successors and others who later hold any of the selling securityholders' interests.

    The table below sets forth the name of each selling securityholder, the principal amount at maturity of debentures that each selling securityholder may offer pursuant to this prospectus and the number of shares of CD common stock into which such debentures are convertible. Unless set forth below, to our knowledge, none of the selling securityholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates or beneficially owns in excess of 1% of our outstanding CD common stock.

    The principal amounts of the debentures provided in the table below is based on information provided to us by each of the selling securityholders as of March 14, 2002, and the percentages are based on $1,200,000,000 aggregate principal amount of debentures outstanding. The number of shares of CD common stock that may be sold is based on the current conversion rate of 41.58 shares of CD common stock per $1,000 principal amount of debentures.

    Since the date on which the selling securityholders provided this information, each selling securityholder identified below may have sold, transferred or otherwise disposed of all or a portion of their debentures in a transaction exempt from the registration requirements of the Securities Act. Information concerning the selling securityholders may change from time to time and any changed information will be set forth in supplements to this prospectus to the extent required. In addition, the conversion ratio, and therefore the number of shares of our CD common stock issuable upon conversion of the debentures, is subject to adjustment. Accordingly, the number of shares of CD common stock issuable upon conversion of the debentures may increase or decrease.

    The selling securityholders may from time to time offer and sell any or all of the securities under this prospectus. Because the selling securityholders are not obligated to sell the debentures or shares of CD common stock issuable upon conversion of the debentures, we cannot estimate the amount of debentures or how many shares of CD common stock that the selling securityholders will hold upon consummation of any such sales.

                                                                                 NUMBER OF
                                                AGGREGATE                       SHARES OF CD   PERCENTAGE OF
                                             PRINCIPAL AMOUNT   PERCENTAGE OF   COMMON STOCK    SHARES OF CD
                                              OF DEBENTURES      DEBENTURES     THAT MAY BE     COMMON STOCK
NAME                                         THAT MAY BE SOLD    OUTSTANDING      SOLD(1)      OUTSTANDING(2)
----                                         ----------------   -------------   ------------   --------------
Absolute Return Fund Ltd...................   $      273,000        *                11,351        *
Acacia Life Insurance Company..............   $       200,00        *                 8,316        *
Alta Partners Holdings, LDC................   $    8,000,000        *               332,640        *
Aloha Airlines Non-Pilots Pension Trust....   $       50,000        *                 2,079        *
Aloha Pilots Retirement Trust..............   $       30,000        *                 1,247        *
Alpha U.S. Sub Fund VIII LLC...............   $    1,500,000        *                62,370        *
American Country Insurance Company.........   $      500,000        *                20,790        *
American Founders Life Insurance Company...   $      400,000        *                16,632        *
American Pioneer Life Insurance Company....   $       50,000        *                 2,079        *

                                                                                 NUMBER OF
                                                AGGREGATE                       SHARES OF CD   PERCENTAGE OF
                                             PRINCIPAL AMOUNT   PERCENTAGE OF   COMMON STOCK    SHARES OF CD
                                              OF DEBENTURES      DEBENTURES     THAT MAY BE     COMMON STOCK
NAME                                         THAT MAY BE SOLD    OUTSTANDING      SOLD(1)      OUTSTANDING(2)
----                                         ----------------   -------------   ------------   --------------
American Progressive Life and Health
  Insurance Company........................   $       50,000        *                 2,079        *
American Public Entity Excess Pool.........   $       60,000        *                 2,495        *
Ameritas Life Insurance Company............   $      400,000        *                16,632        *
Argent Classic Convertible Arbitrage Fund
  L.P......................................   $    6,500,000        *               270,270        *
Argent Classic Convertible Arbitrage Fund
  (Bermuda) Ltd............................   $    5,000,000        *               207,900        *
Argent LowLev Convertible Arbitrage Fund
  LLC......................................   $    1,000,000        *                41,580        *
Argent LowLev Convertible Arbitrage Fund
  Ltd......................................   $   12,000,000         1.000%         498,960        *
Aristeia International Limited.............   $   11,900,000        *               494,802        *
Aristeia Partners, LP......................   $    3,100,000        *               128,898        *
Arkansas PERS..............................   $    1,200,000        *                49,896        *
Baltimore Life Insurance...................   $      200,000        *                 8,316        *
Banc of America Securities LLC.............   $    7,800,000        *               324,324        *
Bay County PERS............................   $      150,000        *                 6,237        *
BCS Life Insurance Company.................   $      600,000        *                24,948        *
Black Diamond Capital I, Ltd...............   $      850,000        *                35,343        *
Black Diamond Convertible Offshore LDC.....   $    3,021,000        *               125,613        *
Black Diamond Offshore Ltd.................   $    3,004,000        *               124,906        *
Boilermakers Blacksmith Pension Trust......   $    1,525,000        *                63,410        *
Buckeye State Mutual Insurance Co..........   $       25,000        *                 1,040        *
C&H Sugar Company Inc......................   $       65,000        *                 2,703        *
CALAMOS-Registered Trademark- Market
  Neutral Fund-
  CALAMOS-Registered Trademark- Investment
  Trust....................................   $   10,500,000        *               436,590        *
Catholic Mutual Relief Society of America
  Retirement Plan and Trust................   $      400,000        *                16,632        *
Celina Mutual Insurance Company............   $       20,000        *                   832        *
Central States Health and Life Company of
  Omaha....................................   $      300,000        *                12,474        *
Chrysler Corporation Master Retirement
  Trust....................................   $    4,945,000        *               205,613        *
Chrysler Insurance Company.................   $    1,900,000        *                79,002        *
Colonial Life Insurance Company of Texas...   $       40,000        *                 1,663        *
Colonial Lloyds Insurance Company..........   $       10,000        *                   416        *
Commonwealth Dealers--CDLIC................   $      180,000        *                 7,484        *
Concord Life Insurance Company.............   $      150,000        *                 6,237        *
Consulting Group Capital Markets Funds.....   $      530,000        *                22,037        *
Credit Suisse First Boston Corp............   $   15,000,000        *               623,700        *
Credit Suisse First Boston Corp. London
  Branch...................................   $   77,500,000         6.458%       3,222,450        *
CSA Fraternal Life Insurance Company.......   $      130,000        *                 5,405        *
Cumberland Insurance Company...............   $      100,000        *                 4,158        *
Cumberland Mutual Fire Insurance Company...   $      250,000        *                10,395        *
Dakota Truck Underwriters..................   $       20,000        *                   832        *
Deam Convertible Arbitrage.................   $    4,000,000        *               166,320        *

                                                                                 NUMBER OF
                                                AGGREGATE                       SHARES OF CD   PERCENTAGE OF
                                             PRINCIPAL AMOUNT   PERCENTAGE OF   COMMON STOCK    SHARES OF CD
                                              OF DEBENTURES      DEBENTURES     THAT MAY BE     COMMON STOCK
NAME                                         THAT MAY BE SOLD    OUTSTANDING      SOLD(1)      OUTSTANDING(2)
----                                         ----------------   -------------   ------------   --------------
Deephaven Domestic Convertible Trading
  Ltd......................................   $   45,000,000         3.750%       1,871,100        *
Delaware PERS..............................   $    1,725,000        *                71,726        *
Delta Air Lines Master Trust...............   $    1,270,000        *                52,807        *
Delta Pilots D&S Trust.....................   $      625,000        *                25,988        *
Double Black Diamond Offshore LDC..........   $   17,365,000         1.447%         722,037        *
Drury University...........................   $       20,000        *                   832        *
Duke Endowment.............................   $      300,000        *                12,474        *
Eagle Pacific Insurance Company............   $      230,000        *                 9,563        *
Educators Mutual Fire Insurance Company....   $      200,000        *                 8,316        *
F.R. Convt. Sec. Fn........................   $      175,000        *                 7,277        *
Farmers Home Mutual Insurance Company......   $      450,000        *                18,711        *
Farmers Mutual Protective Association of
  Texas....................................   $      120,000        *                 4,990        *
Federated Rural Electric Insurance
  Exchange.................................   $      350,000        *                14,553        *
First Dakota Indemnity Company.............   $        5,000        *                   208        *
First Union National Bank..................   $   70,000,000         5.833%       2,910,600        5.833%
First Union Securities Inc.................   $   35,750,000         2.979%       1,486,485        *
Founders Insurance Company.................   $       30,000        *                 1,247        *
Gaia Offshore Master Fund Ltd..............   $    4,500,000        *               187,110        *
Global Bermuda Limited Partnership.........   $    2,200,000        *                91,476        *
Goldman Sachs and Company..................   $   49,960,000         4.163%       2,077,337        *
Goldman Sachs & Co. Profit Sharing Master
  Trust....................................   $      195,000        *                 8,108        *
Goodville Mutual Casualty Company..........   $       50,000        *                 2,079        *
Grain Dealers Mutual Insurance.............   $      130,000        *                 5,405        *
Granville Capital Corporation..............   $   30,000,000         2.500%       1,247,400        *
Guarantee Trust Life Insurance Company.....   $    1,000,000        *                41,580        *
Guaranty Income Life Insurance Company.....   $      350,000        *                14,553        *
Gulf Investment Corporation................   $      200,000        *                 8,316        *
Hannover Life Reassurance Company of
  America..................................   $    1,200,000        *                49,896        *
Hawaiian Airlines Employees Pension
  Plan-IAM.................................   $       20,000        *                   832        *
Hawaiian Airlines Pension Plan for Salaried
  Employees................................   $        5,000        *                   208        *
Hawaiian Airlines Pilots Retirement Plan...   $       45,000        *                 1,871        *
HFR Master Fund, LTD.......................   $       60,000        *                 2,495        *
Highbridge International LLC...............   $   71,500,000         5.958%       2,972,970        *
Holy Family Society........................   $      100,000        *                 4,158        *
ICI American Holdings Trust................   $      600,000        *                24,948        *
Integrity Mutual Insurance Company.........   $      240,000        *                 9,979        *
ISBA Mutual Insurance Company..............   $      180,000        *                 7,484        *
Jeffries & Co. Inc.........................   $    1,500,000        *                62,370        *
JMG Convertible Investments, LP............   $   40,000,000         3.333%       1,663,200        *
JMG Triton Offshore Fund, Ltd..............   $   10,500,000        *               436,590        *
J.P. Morgan Securities Inc.................   $  210,845,000        17.570%       8,766,935        *

                                                                                 NUMBER OF
                                                AGGREGATE                       SHARES OF CD   PERCENTAGE OF
                                             PRINCIPAL AMOUNT   PERCENTAGE OF   COMMON STOCK    SHARES OF CD
                                              OF DEBENTURES      DEBENTURES     THAT MAY BE     COMMON STOCK
NAME                                         THAT MAY BE SOLD    OUTSTANDING      SOLD(1)      OUTSTANDING(2)
----                                         ----------------   -------------   ------------   --------------
Kanawha Insurance Company..................   $      400,000        *                16,632        *
Lakeshore International, Ltd...............   $    8,800,000        *               365,904        *
Landmark Life Insurance Company............   $       20,000        *                   832        *
Lebanon Mutual Insurance Company...........   $      130,000        *                 5,405        *
Lexington (IMA) Limited....................   $      183,000        *                 7,609        *
Lincoln Individual/Memorial Life
  Insurance................................   $      130,000        *                 5,405        *
Louisiana CCRF.............................   $      350,000        *                14,553        *
Loyal Christian Benefit Association........   $      120,000        *                 4,990        *
Lyxor Master Fund..........................   $      500,000        *                20,790        *
Lyxor Master Fund Ref: Argent/LowLev CB....   $    1,000,000        *                41,850        *
Main Street America Assurance Company......   $      450,000        *                18,711        *
Marathon Global Convertible Master Fund,
  Ltd......................................   $   18,000,000         1.500%         748,440        *
Medico Life Insurance Company..............   $      200,000        *                 8,316        *
Medmarc Insurance Company..................   $      450,000        *                18,711        *
Michigan Mutual Insurance Company..........   $      900,000        *                37,422        *
Michigan Professional Insurance Exchange...   $      110,000        *                 4,574        *
Microsoft Corporation......................   $    1,625,000        *                67,568        *
Mid America Life Insurance Company.........   $       40,000        *                 1,663        *
Middle Cities Risk Management Trust........   $      120,000        *                 4,990        *
Mid-State Surety Company...................   $       40,000        *                 1,663        *
Motion Picture Industry Health Plan--Active
  Member Fund..............................   $      370,000        *                15,385        *
Motion Picture Industry Health--Retiree
  Member Fund..............................   $      155,000        *                 6,445        *
Moussewizard, LLC..........................   $       96,000        *                 3,992        *
National Grange Mutual Insurance Company...   $      600,000        *                24,948        *
National Mutual Insurance Company..........   $       20,000        *                   832        *
NCMIC......................................   $      400,000        *                16,632        *
New Era Life Insurance Company.............   $      190,000        *                 7,900        *
Newport Investments, Inc...................   $    3,500,000        *               145,530        *
NMS Services (Cayman) Inc..................   $  100,500,000         8.375%       4,178,790        *
Oak Casualty Insurance Company.............   $       40,000        *                 1,663        *
OCM Convertible Trust......................   $    2,730,000        *               113,513        *
Oz Mac 13 Ltd..............................   $      203,000        *                 8,441        *
Oz Master Fund, Ltd........................   $    9,050,000        *               376,299        *
Pacific Eagle Insurance Company............   $      130,000        *                 5,405        *
Partner Reinsurance Company Ltd............   $      785,000        *                32,640        *
Phico Insurance Company....................   $      500,000        *                20,790        *
Physicians Life Insurance Company..........   $      300,000        *                12,474        *
Physicians Mutual Insurance Company........   $      500,000        *                20,790        *
Pioneer Insurance Company..................   $       80,000        *                 3,326        *
Qwest Occupational Health Trust............   $      160,000        *                 6,653        *
Republic Mutual Insurance Company..........   $       15,000        *                   624        *
Scor Life Re Convertible Program...........   $      400,000        *                16,632        *

                                                                                 NUMBER OF
                                                AGGREGATE                       SHARES OF CD   PERCENTAGE OF
                                             PRINCIPAL AMOUNT   PERCENTAGE OF   COMMON STOCK    SHARES OF CD
                                              OF DEBENTURES      DEBENTURES     THAT MAY BE     COMMON STOCK
NAME                                         THAT MAY BE SOLD    OUTSTANDING      SOLD(1)      OUTSTANDING(2)
----                                         ----------------   -------------   ------------   --------------
Southern Farm Bureau Life Insurance........   $      225,000        *                 9,356        *
Standard Mutual Insurance Company..........         4240,000        *                 9,979        *
Starvest Managed Portfolio.................   $       25,000        *                 1,040        *
State Employees' Retirement Fund of the
  State of Delaware........................   $    1,590,000        *                66,112        *
State National Insurance Company...........   $       90,000        *                 3,742        *
State of Connecticut Combined Investment
  Funds....................................   $    3,845,000        *               159,875        *
State of Oregon--Equity....................   $    5,525,000        *               229,730        *
State of Oregon/SAIF Corporation...........   $    1,625,000        *                67,568        *
Syngenta AG................................          300,000        *                12,474        *
Teachers Insurance & Annuity Association...   $   17,000,000         1.417%         706,860        *
Texas Builders Insurance Company...........         4175,000        *                 7,277        *
Texas Hospital Insurance Exchange..........   $       25,000        *                 1,040        *
The PIMCO Growth and Income Fund...........   $    1,500,000        *                62,370        *
Transguard Insurance Company of America,
  Inc......................................   $      900,000        *                37,422        *
Tuscarora Wayne Mutual Insurance Company...   $       80,000        *                 3,326        *
UBS AG London Branch.......................   $   52,800,000         4.400%       2,195,424        *
UBS O'Connor LLC F/B/O UBS Global Equity
  Arbitrage Master Ltd.....................   $   40,000,000         3.333%       1,663,200        *
United National Insurance Company..........   $      500,000        *                20,790        *
Vesta-Inex Insurance Exchange IASA.........   $      300,000        *                12,474        *
Victory Capital Management as Agent for the
  EB Convertible Securities Fund...........   $      275,000        *                11,435        *
Victory Capital Management as Agent for the
  Charitable Convertible Securities Fund...   $      270,000        *                11,227        *
Victory Capital Management as Agent for the
  Field Foundation of Illinois.............   $       30,000        *                 1,247        *
Victory Capital Management as Investment
  Manager for the California State Auto
  Assoc Inter-Insurance....................   $      200,000        *                 8,316        *
Victory Capital Management as Investment
  Manager for the California State Auto
  Assoc Retirement Pension Plan............   $       40,000        *                 1,663        *
Victory Capital Management as Investment
  Manager for the Potlatch.................   $      250,000        *                10,395        *
Victory Capital Management as Agent for the
  Key Trust Fixed Income Fund..............   $      260,000        *                10,811        *
Victory Capital Management as Agent for
  Charitable Income Fund...................   $      160,000        *                 6,653        *
Victory Capital Management as Investment
  Manager for the Special Distribution of
  Oregon Convertible Securities............   $       15,000        *                   624        *
Victory Capital Management as Investment
  Manager for the CompSource Oklahoma......   $      200,000        *                 8,316        *

                                                                                 NUMBER OF
                                                AGGREGATE                       SHARES OF CD   PERCENTAGE OF
                                             PRINCIPAL AMOUNT   PERCENTAGE OF   COMMON STOCK    SHARES OF CD
                                              OF DEBENTURES      DEBENTURES     THAT MAY BE     COMMON STOCK
NAME                                         THAT MAY BE SOLD    OUTSTANDING      SOLD(1)      OUTSTANDING(2)
----                                         ----------------   -------------   ------------   --------------
Victory Capital Management as Investment
  Manager for Georgia Municipal Employees
  Retirement Trust Fdn.....................   $      500,000        *                20,790        *
West Virginia Fire Insurance Company.......   $        5,000        *                   208        *
Western Home Insurance Company.............   $      190,000        *                 7,900        *
Westward Life Insurance Company............   $      180,000        *                 7,484        *
Wisconsin Lawyers Mutual Insurance
  Company..................................   $      200,000        *                 8,316        *
Wisconsin Mutual Insurance Company.........   $      140,000        *                 5,821        *
World Insurance Company....................   $      150,000        *                 6,237        *
WPG Convertible Arbitrage Overseas Master
  Fund, L.P................................   $    2,500,000        *               103,950        *
Zazore Convertible Securities Fund Inc.....   $      940,000        *                39,085        *
Zeneca Holdings Trust......................   $      425,000        *                17,672        *
Zurich Institutional Benchmark Master Fund
  Ltd......................................   $    2,000,000        *                83,160        *
All other holders of debentures or future
  transferees, pledgees, donees, assignees
  or successors of any such holders
  (3)(4)...................................   $  125,883,000        10.490%       5,234,265        *
Total......................................   $1,200,000,000       100.000%      49,896,050        5.104%

------------------------

*   Less than one percent (1%).

(1) Assumes conversion of all of the holder's debentures at a conversion rate of
    41.58 shares of CD common stock per $1,000 principal amount of the debentures. This conversion rate is subject to adjustment, however, as described under "Description of Debentures--Conversion Rights." As a result, the number of shares of CD common stock issuable upon conversion of the debentures may increase or decrease in the future. Does not include shares of CD common stock that may be issued by us upon purchase of the debentures by us at the option of the holder.

(2) Calculated based on Rule 13d-3(d)(i) of the Exchange Act, using 977,708,342 shares of CD common stock outstanding as of December 31, 2001. In calculating this amount for each holder, we treated as outstanding the number of shares of CD common stock issuable upon conversion of all of that holder's debentures, but we did not assume conversion of any other holder's debentures. Does not include shares of CD common stock that may be issued by us upon purchase of the debentures by us at the option of the holder.

(3) Information about other selling securityholders will be set forth in prospectus supplements, if required.

(4) Assumes that any other holders of the debentures, or any future pledgees, donees, assignees, transferees or successors of or from any other such holders of the debentures, do not beneficially own any shares of CD common stock other than the CD common stock issuable upon conversion of the debentures at the initial conversion rate.

                              PLAN OF DISTRIBUTION

    The selling securityholders will be offering and selling all of the securities offered and sold under this prospectus. We will not receive any of the proceeds from the offering of the debentures or the shares of CD common stock by the selling securityholders. In connection with this initial offering of the debentures, we entered into a registration rights agreement dated November 27, 2001 with the initial purchaser of the debentures. Securities may only be offered or sold under this prospectus pursuant to the terms of the registration rights agreement. However, selling securityholders may resell all or a portion of the securities in open market transactions in reliance upon Rule 144 or Rule 144A under the Securities Act, provided they meet the criteria and conform to the requirements of one of these rules. We are registering the debentures and shares of CD common stock covered by this prospectus to permit holders to conduct public secondary trading of these securities from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses, other than underwriting discounts and selling commissions, in connection with the registration and sale of the debentures and the shares of CD common stock covered by this prospectus.

    We have been advised by the selling securityholders that the selling securityholders may sell all or a portion of the debentures and shares of CD common stock beneficially owned by them and offered hereby from time to time:

    - directly; or

    - through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or concessions from the selling securityholders and/or from the purchasers of the debentures and shares of CD common stock for whom they may act as agent.

    The debentures and the shares of CD common stock may be sold from time to time in one or more transactions at:

    - fixed prices, which may be changed;

    - prevailing market prices at the time of sale;

    - varying prices determined at the time of sale; or

    - negotiated prices.

These prices will be determined by the holders of the securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection with the sale. The aggregate proceeds to the selling securityholders from the sale of the debentures or shares of CD common stock offered by them hereby will be the purchase price of the debentures or shares of CD common stock less discounts and commissions, if any.

    The sales described in the preceding paragraph may be effected in transactions:

    - on any national securities exchange or quotation service on which the debentures or shares of CD common stock may be listed or quoted at the time of sale, including the New York Stock Exchange in the case of the shares of CD common stock;

    - in the over-the counter market;

    - in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

    - through the writing of options.

    These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

    In connection with sales of the debentures and shares of CD common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the debentures and shares of CD common stock in the course of hedging their positions. The selling securityholders may also sell the debentures and shares of CD common stock short and deliver the debentures and shares of CD common stock to close out short positions, or loan or pledge the debentures and shares of CD common stock to broker-dealers that in turn may sell the debentures and shares of CD common stock.

    To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the debentures and the shares of CD common stock by the selling securityholders. Selling securityholders may not sell any, or may not sell all, of the debentures and the shares of CD common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that a selling securityholder will not transfer, devise or gift the debentures and the shares of CD common stock by other means not described in this prospectus. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

    The outstanding shares of CD common stock are listed for trading on the New York Stock Exchange.

    The selling securityholders and any broker and any broker-dealers, agents or underwriters that participate with the selling securityholders in the distribution of the debentures or the shares of CD common stock may be deemed to be "underwriters" within the meaning of the Securities Act. In this case, any commissions received by these broker-dealers, agents or underwriters and any profit on the resale of the debentures or the shares of CD common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. In addition, any profits realized by the selling securityholders may be deemed to be underwriting commissions under the Securities Act. To the extent the selling securityholders may be deemed to be underwriters, the selling securityholders may be subject to statutory liabilities, including, but not limited to, liability under Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

    Because the selling securityholders may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. At any time a particular offer of the securities is made, a revised prospectus or prospectus supplement, if required, will be distributed which discloses:

    - the name of the selling securityholders and any participating underwriters, broker-dealers or agents;

    - the aggregate amount and type of securities being offered;

    - the price at which the securities were sold and other material terms of the offering;

    - any discounts, commissions, concessions or other times constituting compensation from the selling securityholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers; and

    - that the participating broker-dealers did not conduct any investigation to verify the information in this prospectus or incorporated in this prospectus by reference.

    The prospectus supplement or a post-effective amendment will be filed with the Commission to reflect the disclosure of additional information with respect to the distribution of the securities. In addition, if we receive notice from a selling securityholder that a donee or pledgee intends to sell more than 500 shares of our CD common stock, a supplement to this prospectus will be filed.

    The debentures were issued and sold in November 2001 in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the Initial Purchaser to be "qualified institutional buyers," as defined in Rule 144A under the Securities Act. We have agreed to indemnify the Initial Purchaser and each selling securityholder, and each selling securityholder has agreed to indemnify us, our directors, our officers who sign the registration statement to which this prospectus relates and each person, if any, who controls Cendant within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, against specified liabilities arising under the Securities Act.

    The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the debentures and the underlying shares of CD common stock by the selling securityholders and any such other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the debentures and the underlying shares of CD common stock to engage in market-making activities with respect to the particular debentures and the underlying shares of CD common stock being distributed for a period of up to five business days prior to the commencement of distribution. This may affect the marketability of the debentures and the underlying shares of CD common stock and the ability of any person or entity to engage in market-making activities with respect to the debentures and the underlying shares of CD common stock.

    Under the registration rights agreement, we are obligated to use our reasonable efforts to keep the registration statement of which this prospectus is a part effective until the earlier of:

    - two years after the last date of original issuance of any of the debentures;

    - the date when the holders of the debentures and the shares of CD common stock issuable upon conversion of the debentures are able to sell all such securities immediately without restriction pursuant to the volume limitation provisions of Rule 144 under the Securities Act; and

    - the date when all of the debentures and the shares of CD common stock issuable upon conversion of the debentures registered under this registration statement are sold.

    Our obligation to keep the registration statement to which this prospectus relates effective is subject to specified, permitted exceptions set forth in the registration rights agreement. In these cases, we may prohibit offers and sales of the debentures and shares of CD common stock pursuant to the registration statement to which this prospectus relates.

    We may suspend the use of this prospectus if we learn of any event that causes this prospectus to include an untrue statement of a material fact required to be stated in the prospectus or necessary to make the statements in the prospectus not misleading in light of the circumstances then existing. If this type of event occurs, a prospectus supplement or post-effective amendment, if required, will be distributed to each selling securityholder. Each selling securityholder has agreed not to trade securities from the time the selling securityholder receives notice from us of this type of event until the selling securityholder receives a prospectus supplement or amendment. This time period will not exceed 45 days in any 90-day period or 90 days in any 360-day period.

                                 LEGAL MATTERS

    Certain legal matters with respect to the debentures will be passed upon for us by Eric J. Bock, Esq., Senior Vice President, Law and Secretary of Cendant. Mr. Bock holds shares of CD common stock and options to acquire shares of CD common stock. Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York has advised us as to certain tax matters relating to the debentures.

                                    EXPERTS

    The consolidated financial statements of Cendant Corporation and subsidiaries incorporated in this prospectus by reference from our Annual Report on Form 10-K/A for the year ended December 31, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which expresses an unqualified opinion and includes explanatory paragraphs relating to the change in certain revenue recognition policies regarding the recognition of non-refundable one-time fees and pro rata refundable subscription revenue and the restatement of the financial statements to reflect the individual membership business as part of continuing operations as discussed in Note 1), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    Cendant is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Office of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. The Commission also maintains a website that contains reports, proxy and information statements and other information. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. The website address is http://www.sec.gov. In addition, such material can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.